Exhibit 99.12

EXECUTION COPY

ASSET PURCHASE AND SALE AGREEMENT

between

PBM PHARMACEUTICALS, INC.

as Seller

and

CONCORDIA PHARMACEUTICALS INC.

as Purchaser

Dated as of March 19, 2014

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4.17	Employment Matters	26

4.18	Real Property	26

4.19	Environmental Matters	27

4.20	Acquisition for Investment	28

4.21	Investment Experience	29

4.22	Information	29

4.23	Restricted Securities	29

4.24	Rule 144	31

4.25	No Registration Statement	31

4.26	Foreign Issuer	31

4.27	Related Party Transactions	31

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT		31

5.1	Organization	31

5.2	Due Authorization	32

5.3	No Conflicts; Enforceability	32

5.4	Litigation	32

5.5	Consents	32

5.6	Financing	33

5.7	Brokers, Etc.	33

5.8	Consideration Shares	33

5.9	Taxes	34

ARTICLE 6 COVENANTS PRIOR TO CLOSING		34

6.1	Conduct with respect to the Product	34

6.2	Required Approvals and Consents	35

6.3	HSR Act	36

6.4	Transition Activities	37

6.5	Employees and Employee Benefits	37

6.6	Notifications	38

6.7	No Negotiation	38

6.8	Access to Information	38

6.9	Further Assurances; Further Documents	39

ARTICLE 7 CONDITIONS TO CLOSING		40

7.1	Conditions Precedent to Obligations of Purchaser and Seller	40

7.2	Conditions Precedent to Purchaser’s Obligations	41

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7.3	Conditions Precedent to Seller’s Obligations	41

ARTICLE 8 ADDITIONAL COVENANTS		42

8.1	Confidentiality; Publicity	42

8.2	Seller Brands	44

8.3	Product Responsibility	45

8.4	Product Returns, Rebates and Chargebacks	46

8.5	Government Price Reporting	47

8.6	Seller Governmental Payments and Other Contractual Obligations	49

8.7	Purchaser Governmental Payments and Other Contractual Obligations	49

8.8	Regulatory Matters	50

8.9	Tax Matters	51

8.10	Parent Board Matters	53

ARTICLE 9 TERMINATION AND SURVIVAL		54

9.1	Termination	54

9.2	Procedure and Effect of Termination	55

ARTICLE 10 INDEMNIFICATION AND DISPUTE RESOLUTION		55

10.1	Indemnification	55

10.2	Indemnification Procedures	57

10.3	Sole Remedy	58

10.4	Limitation on Liability	59

10.5	Adjustment to Purchase Price	59

ARTICLE 11 MISCELLANEOUS		59

11.1	Assignment; Binding Effect	59

11.2	Expenses	59

11.3	Notices	59

11.4	Severability	60

11.5	Entire Agreement	61

11.6	No Third Party Beneficiaries	61

11.7	Waiver	61

11.8	Governing Law; Jurisdiction	61

11.9	Injunctive Relief	61

11.10	Amendment	62

11.11	Headings	62

11.12	Counterparts	62

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11.13	Specific Performance	62

11.14	Construction	62

11.15	Parent Guarantee	62

LIST OF EXHIBITS

Exhibit A	-	Assignment and Assumption Agreement
Exhibit B	-	Intellectual Property Assignment Agreement
Exhibit C	-	Bill of Sale
Exhibit D	-	Transition Services Agreement

LIST OF SCHEDULES

Schedule 1.1(a)	-	Assigned Contracts
Schedule 1.1(b)	-	Knowledge
Schedule 1.1(c)	-	Leased Real Property
Schedule 1.1(d)	-	Leases
Schedule 1.1(e)	-	NDAs
Schedule 1.1(f)	-	Owned Real Property
Schedule 1.1(g)	-	Product Domain Names
Schedule 1.1(h)	-	Product Marks
Schedule 1.1(i)	-	Product Trade Dress
Schedule 1.1(j)	-	Promotional Materials
Schedule 1.1(k)	-	Registrations
Schedule 1.1(l)	-	Sales Training Modules
Schedule 1.1(m)	-	Seller Brands
Schedule 1.1(n)	-	Tangible Personal Property
Schedule 1.1(o)	-	Tooling
Schedule 2.6	-	Wire Instructions
Schedule 4.3	-	No Conflicts
Schedule 4.4.1	-	Title of Assets
Schedule 4.4.2	-	Condition
Schedule 4.5.1	-	Product Intellectual Property Actions and Governmental Orders
Schedule 4.5.2	-	Material Intellectual Property Agreements
Schedule 4.6	-	Litigation
Schedule 4.7	-	Consents
Schedule 4.9	-	Adverse Notice
Schedule 4.10.1	-	Regulatory Status of Donnatal Elixir, Donnatal Tablets and Donnatal Capsules
Schedule 4.10.2	-	Regulatory Status of Donnatal Extentabs
Schedule 4.10.3	-	Manufacturing of Donnatal at IriSys under NOOH
Schedule 4.10.4	-	Seller and West-Ward Pharmaceuticals Inc.

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Schedule 4.10.5	-	Drug Master Files
Schedule 4.10.6	-	Records
Schedule 4.10.7	-	Reimbursement Coverage of Donnatal
Schedule 4.10.8	-	Import Matter
Schedule 4.10.9	-	Existing Registrations
Schedule 4.10.11	-	Current Permits
Schedule 4.12	-	Inventory
Schedule 4.14	-	Certain Changes
Schedule 4.15.1	-	Material Contracts
Schedule 4.16.1	-	Material Customers
Schedule 4.16.2	-	Material Suppliers
Schedule 4.17.1	-	Employees, Independent Contractors and Consultants
Schedule 4.17.3	-	Employment Actions
Schedule 4.19.2	-	Environmental Permits
Schedule 4.19.5	-	Storage Tanks
Schedule 4.19.6	-	Off-Site Hazardous Materials Treatment, Storage, or Disposal Facilities or Locations
Schedule 4.27	-	Related Party Transactions
Schedule 6.1	-	Conduct with Respect to the Product
Schedule 6.5	-	Employees
Schedule 7.2.6	-	Closing Consents
Schedule 8.4.2	-	Joint Notice

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ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of March 19, 2014 (the “Execution Date”), is entered into by and between PBM Pharmaceuticals, Inc., a Delaware corporation, with an address at 200 Garrett Street, Suite O, Charlottesville, Virginia 22902 (“Seller”) and Concordia Pharmaceuticals Inc., an international business company incorporated under the laws of Barbados, having a place of business at Chancery House, High Street, Bridgetown, St. Michael, Barbados, BB11128 (“Purchaser”). Seller and Purchaser are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, its assets relating to the pharmaceutical products marketed under the Donnatal® trademark in the Territory (as defined below), as a drug product that is Identical, Related or Similar to Donnatal under the request for hearing filed in response to the Notice of Opportunity for Hearing (“NOOH”) published in 1983, and under ANDA numbers 86-676, 86-661 and 86-677, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the agreements contained herein, and for other good and valuable consideration, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The following terms shall have the meanings set forth below for purposes of this Agreement:

“Accountants” means an accounting firm of national reputation (excluding each of Seller’s and Purchaser’s respective regular outside accounting firms) as may be mutually acceptable to the Parties; provided, however, if the Parties are unable to agree on such accounting firm within ten (10) days of the Execution Date or any such mutually selected accounting firm is unwilling or unable to serve, then Seller shall deliver to Purchaser a list of three (3) other accounting firms of national reputation, and Purchaser shall select one of such three (3) accounting firms.

“Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended, and regulations promulgated thereunder from time to time.

“Action” means any claim, action, suit, arbitration, complaint, inquiry, audit, proceeding or investigation, in each case, by or before any applicable Governmental Authority.

“Acquisition Proposal” has the meaning set forth in Section 6.7.

“Affiliate” of a Party or Person means any Person, whether de jure or de facto, that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Party or Person, as applicable. Solely as used in this definition, “control” means (a) direct or indirect ownership of more than fifty percent (50%) of the equity (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) having the power to vote on or direct the affairs of such Party or Person, as applicable, or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the policies and management of such Party or Person, as applicable, whether by the ownership of voting securities, by contract, or otherwise.

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“AMP” has the meaning set forth in Section 8.5.1.

“ANDA(s)” means the Abbreviated New Drug Application(s) and conditionally approved Abbreviated New Drug Application(s).

“API” means active pharmaceutical ingredients.

“ASP” means the Product’s average sales price as reported under Medicare Part B requirements and defined at 42 U.S.C. § 1395w-3a(c).

“Asset Acquisition Statement” has the meaning set forth in Section 8.9.2.

“Assets” of any Person means all assets and properties of any kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), and the goodwill related thereto, operated, owned or leased by such Person, including chattel paper, documents, instruments, general intangibles, equipment, inventory, goods and Intellectual Property (but does not include cash, Cash Equivalents, and accounts and notes receivables).

“Assigned Contracts” means (i) all Contracts relating to the Product, the other Purchased Assets or the Business; and (ii) those Contracts set forth on Schedule 1.1(a).

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement, in the form attached hereto as Exhibit A.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Best Price” has the meaning set forth in 42 U.S.C. § 1396r-8(c)(1)(C).

“Bill of Sale” means the Bill of Sale, in the form attached hereto as Exhibit C.

“Bulk Product Inventory” means, as of the first Business Day following the Closing Date, Seller’s existing bulk goods inventory of Products intended for sale in the Territory.

“Business” has the meaning set forth in Section 4.4.3.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Charlottesville, Virginia and in the province of Ontario, Canada, and in the parish of St. Michael, Barbados.

“Business Permits” has the meaning set forth in Section 4.10.11.

“Calendar Quarter” means a period of three (3) consecutive months ending on the last day of March, June, September, or December, respectively.

“Calendar Year” means the twelve (12) month period commencing on January 1 and ending on December 31.

“Canadian Securities Laws” means, collectively, securities statutes in each of the Provinces of Canada (other than Quebec) and the respective rules and regulations made thereunder, together with applicable multilateral or national instruments, orders and rulings issued or adopted by the securities commissions or regulatory authorities of such Provinces.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Cash Equivalents” means cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority.

“Change Notice” has the meaning set forth in Section 6.6.

“Claim” has the meaning set forth in Section 10.2.1.

“Closing” means the closing of the purchase and sale of the Purchased Assets and assignment and assumption of the Assumed Liabilities contemplated by this Agreement.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Confidential Information” has the meaning set forth in Section 8.1.1.

“Confidentiality Agreement” means that certain Confidential Disclosure Agreement, dated January 17, 2014, between Seller and Purchaser.

“Consideration Shares” means the number of shares of Parent Common Stock equal to the quotient of (A) Fifty Million Dollars ($50,000,000) converted into Canadian dollars at the Currency Exchange Rate, divided by (B) the lesser of (x) 12.00 CAD and (y) the volume weighted average price on the TSX of one share of Parent Common Stock based on the previous five (5) Trading Days prior to the execution of this Agreement.

“Contracts” means any and all commitments, contracts, purchase orders, leases, licenses, easements, permits, instruments, commitments, arrangements, undertakings, practices or other agreements to which Seller is a party, in effect as of the Closing Date, in each case whether written or oral, which are used exclusively by Seller for the Product.

“CMS” means the Centers for Medicare and Medicaid Services.

“Currency Exchange Rate” means the rate used to convert United States dollars to Canadian dollars, which rate is quoted in the National Edition of The Wall Street Journal on the Business Day prior to the execution of this Agreement.

“Director Eligibility Requirements” has the meaning set forth in Section 8.10.1(a).

“Distribution” or “Distribute” means any and all activities related to the distribution, marketing, promoting, offering for sale and selling of the Product in the Territory, including advertising, detailing, educating, planning, promoting, reporting, storing, handling, shipping and communicating with Governmental Authorities and Third Parties in connection therewith.

“Encumbrance” means any security interest, charge, claim, pledge, hypothecation, mortgage, condition, equitable interest, lien (statutory or other), option, encumbrance, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§

11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written (i) directive, (ii) notice of violation or infraction, or (iii) notice respecting any Environmental Claim, in each case, relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, exemption, written decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Excluded Liability Claims” has the meaning set forth in Section 10.1.1(a).

“Execution Date” means the date set forth in the Preamble of this Agreement.

“Existing Finished Product Inventory” means three (3) months of Seller’s existing finished goods inventory of Products intended for sale in the Territory all of which shall have an expiration date in excess of twelve (12) months from the Closing Date.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto.

“Financial Statements” has the meaning set forth in Section 4.13.

“Finished Product” has the meaning set forth in Section 8.4.2.

“Fraud Claims” has the meaning set forth in Section 10.1.1(c).

“Fundamental Representation Claims” has the meaning set forth in Section 10.1.1(b).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“General Claims” has the meaning set forth in Section 10.1.1(d).

“Global Purchase Shares” means the estimated 603,774 shares of Parent Common Stock at 6.25 CAD per share and an assumed exchange rate of 1.06 CAD per $1.00 as part of the consideration for Parent’s purchase of the specialty healthcare distribution business in respect of which Parent agreed to issue up to Four Million Dollars ($4,000,000) worth of Parent Common Stock in annual payments of shares for five (5) years following closing at the market price of the shares at time of issue, based upon achieving specified earnings metrics.

“Governmental Authority” means any nation or government, any provincial, state, regional, local or other political subdivision thereof, any supranational organization of sovereign states, any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent and only to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction and any entity, department, commission, bureau, agency, authority, board, court, official or officer, domestic or foreign, exercising executive, judicial, regulatory or administrative functions of or pertaining to government or any of the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Governmental Price Reports” means (a) any and all data required to be reported relating to the Product(s) under the Medicaid drug rebate program, including without limitation the AMP and the Best Price; (b) any and all data required to be reported relating to the Product(s) under state drug price reporting requirements; (c) any and all data required to be reported relating to the Product(s) under Medicare Part B, including without limitation the ASP; (d) Federal Ceiling Prices required to be reported relating to the Product(s) under 38 U.S.C. § 8126; (e) any and all data required to be reported relating to the Products under a Tricare retail rebate agreement or otherwise under 10 U.S.C. § 1074f(g); (f) any and all data required to be reported relating to the Products under a Pharmaceutical Pricing Agreement under Section 340B of the PHS Act, 42 U.S.C. § 256b; (g) any and all data required to be reported relating to the Medicare Coverage Gap Discount Program for purposes of Sections 1860D-14A and 1860D-43 of the Social Security Act, as set forth in the Patient Protection and Affordable Care Act of 2010 (“PPACA”), Pub. L. 111-148, and the Health Care and Education Reconciliation Act of 2010, (“HCERA”) Pub. L. 111-152; and (h) any and all data required to be reported relating to the Products under the Pharmaceutical Manufacturer Industry Fee Program pursuant to Section 9008 of the PPACA, Public Law 111-148 (124 Stat. 119 (2010)), as amended by Section 1404 of the HCERA, Public Law 111-152 (124 Stat. 1029 (2010)).

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnification Basket” has the meaning set forth in Section 10.1.5(a).

“Indemnification Cap” has the meaning set forth in Section 10.1.5(a).

“Intellectual Property” means intellectual property rights in and to Trademarks, copyrightable subject matter (whether registered or unregistered), and patents, and all applications and registrations therefor, domain names, web sites, Know-How, Confidential

Information, trade secrets, and similar proprietary rights in confidential inventions, discoveries, analytic models, improvements, processes, techniques, devices, methods, formulations and specifications.

“Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to any Intellectual Property that is used in or necessary for the conduct of the Business as currently conducted, to which Seller is a party, beneficiary or is otherwise bound.

“Intellectual Property Assignment Agreement” means the Intellectual Property Assignment Agreement in the form attached hereto as Exhibit B.

“Intellectual Property Registrations” means all issuances, registrations, applications and other similar filings for Product Intellectual Property by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents, and pending applications for any of the foregoing.

“Interim Balance Sheet” has the meaning set forth in Section 4.13.

“IRS” means the United States Internal Revenue Service.

“Know-How” means proprietary, undisclosed research and development information, validation methods and procedures, unpatented inventions, knowledge, trade secrets, technical or other data or information, or other materials, methods, procedures, processes, flow diagrams, materials, developments or technology, including all biological, chemical, pharmacological, toxicological, clinical, manufacturing, analytical, safety, quality assurance, quality control and other information or data, other than such information which is or becomes the subject of an issued claim of an unexpired patent that shall not have been withdrawn, canceled or disclaimed, or held invalid or unenforceable by a court of competent jurisdiction in an unappealed or unappealable decision.

“Knowledge” or any other similar knowledge qualification, means, with respect to a Party, the actual knowledge of any of the individuals of such Party listed on Schedule 1.1(b).

“Law” means each provision of any federal, provincial, state, local or foreign law, statute, ordinance, order, code, rule or regulation, promulgated or issued by any applicable Governmental Authority, as well as any judgments, decrees, injunctions or agreements issued or entered into by any applicable Governmental Authority.

“Leased Real Property” means, collectively each parcel of real property leased by Seller and used in the conduct of the Business as currently conducted (together with all rights, title and interest of Seller in and to leasehold improvements relating thereto, including, but not limited to, security deposits, reserves or prepaid rents paid in connection therewith) all of which shall be set forth by Seller on Schedule 1.1(c).

“Leases” means, collectively, all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions renewals, guaranties and other agreements with respect thereto, pursuant to which Seller holds any Leased Real Property, all of which shall be set forth by Seller on Schedule 1.1(d).

“Liability” or “Liabilities” means, collectively, any indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, choate or inchoate, liquidated or unliquidated, secured or unsecured, direct or indirect, matured or unmatured, or absolute, or contingent, including any product liability.

“Losses” means, with respect to any claim or matter, all losses, expenses, obligations and other Liabilities or other damages (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation).

“Manufacture” means those certain activities required to manufacture and supply the Finished Product, inclusive of the active pharmaceutical ingredients of the Product, and testing, packaging, storing, warehousing, and handling thereof.

“Material Adverse Effect” means any change or effect that, individually or in the aggregate, is materially adverse to the Purchased Assets and/or the Assumed Liabilities, taken as a whole, or the ability of Seller to consummate the transactions contemplated hereby on a timely basis but shall exclude any change, effect or circumstance resulting or arising from: (a) the announcement of or consummation of the Transactions, (b) events, circumstances, changes or effects that generally affect the pharmaceutical industry, (c) general economic or political conditions, (d) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the Execution Date, and/or (e) any changes in Law; provided, however, that any event, occurrence, fact, condition or change referred to in clauses (b) through (e) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Business compared to other participants in the industries in which the Business operates.

“Material Contracts” has the meaning set forth in Section 4.15.1 “Material Customers” has the meaning set forth in Section 4.16.1 “Material Suppliers” has the meaning set forth in Section 4.16.2

“Misrepresentation” has the meaning ascribed thereto in the Securities Act (Ontario).

“NDA(s)” means the New Drug Application(s), ANDAs and conditionally approved ANDAs set forth on Schedule 1.1(e).

“NDC” means the “National Drug Code,” which is the eleven digit code, including the labeler code, product code and package code, with respect to a pharmaceutical product registered by a company with the FDA pursuant to Section 510(j) of the Act and applicable FDA rules and regulations.

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

“NOOH” has the meaning set forth in the Preamble of this Agreement.

“Other Agreements” means, collectively, the Assignment and Assumption Agreement, the Intellectual Property Assignment Agreement, the Bill of Sale and the Transition Services Agreement.

“Outside Date” has the meaning set forth in Section 9.1.1(b).

“Owned Real Property” means, collectively, each parcel of real property owned by Seller and used in the conduct of the Business as currently conducted (together with all buildings, fixtures, structures and improvements situated thereon and all easements, rights-of-way and other rights and privileges appurtenant thereto), including with respect to each property, the address location and use all of which shall be set forth by Seller on Schedule 1.1(f) of the Seller Disclosure Schedule.

“Parent” means Concordia Healthcare Corp.

“Parent Board” has the meaning set forth in Section 8.10.1.

“Parent Common Stock” means the shares in the capital of the Parent designated as common shares as traded on the TSX.

“Party” or “Parties” has the meaning set forth in the Preamble of this Agreement.

“PDMA” means the Prescription Drug Marketing Act of 1987, as amended, and regulations promulgated thereunder from time to time.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” means (a) statutory liens for current Taxes of Seller not yet due and payable or Taxes of Seller being contested in good faith by appropriate proceedings with respect to which Seller ultimately prevails, (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent; (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property which do not prohibit or interfere with the current operation of any Real Property and which do not render title to any Real Property unmarketable; or (d) other than with respect to Owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties, in each case with respect to clauses (a) through (d) above, which are not, individually or in the aggregate, material to the Business, the Purchased Assets or Assumed Liabilities.

“Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust or other entity, or any government or regulatory administrative or political subdivision or agency, department or instrumentality thereof.

“PHS” means the Public Health Service Act, as amended from time to time.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Product” means (i) Donnatal® Elixir containing Phenobarbital, USP, Hyoscyamine Sulfate, USP, Atropine Sulfate, USP, and Scopolamine Hydrobromide, USP supplied in 4 fl oz (118 mL) bottles, “Grape Flavored” (NDC 66213-0423-04), 1 Pint (473 mL) bottles, “Grape Flavored” (NDC 66213-0423-16), 4 fl oz (118 mL) bottles, “Mint Flavored” (NDC 66213-0422-04) and 1 Pint (473 mL) bottles, “Mint Flavored” (NDC 66213-0422-16); (ii) Donnatal® Tablets, containing Phenobarbital; USP, Hyoscyamine Sulfate, USP, Atropine Sulfate, USP, and Scopolamine Hydrobromide, USP supplied as white, D-shaped tablets debossed “D” on one side and “Donnatal” on the other side in bottles of 100 tablets (NDC 66213-0425-10) and 1000 tablets (NDC 66213-0425-11); and (iii) any other pharmaceutical product marketed by or on behalf of Seller under the Donnatal® trademark.

“Product Copyrights” means any rights in and to registered or unregistered copyrightable works owned by Seller used solely in connection with the Product in the Territory, including all copyright rights in Promotional Materials.

“Product Domain Names” means the domain names set forth on Schedule 1.1(g) hereto.

“Product Intellectual Property” means the Product Copyrights, the Product Domain Names, Product Know-How, Product Marks and Product Trade Dress.

“Product Know-How” means the Know-How which is used exclusively by Seller for the Product in the Territory.

“Product Marks” means all Trademarks used by Seller on or in connection with the Product (including those set forth on Schedule 1.1(h) hereto).

“Product Records” means, to the extent permitted by Law and maintained by, or under the control of, Seller, all written or electronic books and records relating to the Product, provided, however, that Seller may retain copies of any such books and records to the extent necessary for Tax, accounting, litigation or other valid business purposes required by this Agreement, the Other Agreements or at the written request of Purchaser, which copy shall be deemed to be “Purchaser Proprietary Information” from and after the Closing Date and subject to the provisions of Section 8.1. For the avoidance of doubt, the following will be excluded from the definition of Product Records: all books, documents, records, files or other items that are bids received from other parties and strategic, financial or Tax analyses relating to the divestiture of the Purchased Assets, the Assumed Liabilities, the Product and similar materials prepared in connection with or relating to the Transactions.

“Product Trade Dress” means the trade dress used by Seller on or in connection with the Product (including that set forth on Schedule 1.1(i) hereto), but specifically excluding all Seller Brands used thereon with the exception of the Product Marks.

“Promotional Materials” means all .pdf files or other electronic data files containing, or physical materials constituting, promotional materials for the Product, all of which shall be set forth by Seller on Schedule 1.1(j).

“Purchase Price” has the meaning set forth in Section 2.6.

“Purchased Assets” has the meaning set forth in Section 2.1.1.

“Purchaser” has the meaning set forth in the Preamble of this Agreement.

“Purchaser Claim” has the meaning set forth in Section 10.1.1.

“Purchaser Indemnitees” has the meaning set forth in Section 10.1.1.

“Purchaser Losses” has the meaning set forth in Section 10.1.1.

“Purchaser Proprietary Information” has the meaning set forth in Section 8.1.2.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registrations” means the regulatory approvals (excluding Intellectual Property Registrations), authorizations, licenses, master drug files, applications, agreements, permits, NDAs, ANDAs, conditionally approved ANDAs, ability to market products that are Identical, Similar, or Related under an outstanding Notice of Opportunity for a Hearing, and Environmental Permits issued by Governmental Authorities in the Territory including those set forth on Schedule 1.1(k) hereto.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representatives” means, with respect to any Person, the directors, managers, employees, independent contractors, agents or consultants of such Person.

“Sales Training Materials” means those sales training modules which were used exclusively to train sales personnel to sell only the Product which modules are generally described on Schedule 1.1(l).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the Preamble of this Agreement.

“Seller Brands” means the Trademarks set forth on Schedule 1.1(m) hereto owned, licensed, controlled or used by Seller, whether or not registered.

“Seller Brand License” has the meaning set forth in Section 8.2.1.

“Seller Claim” has the meaning set forth in Section 10.1.3.

“Seller Disclosure Schedule” means the disclosure schedules delivered by Seller to Purchaser in connection with this Agreement and attached hereto.

“Seller Excluded Claims” has the meaning set forth in Section 10.1.4(c).

“Seller Indemnitees” has the meaning set forth in Section 10.1.3.

“Seller Losses” has the meaning set forth in Section 10.1.3.

“Seller Nominee” has the meaning set forth in Section 8.10.1.

“Seller Proprietary Information” has the meaning set forth in Section 8.1.3.

“Standard Listing Conditions” has meaning set forth in Section 7.1.3.

“Statement of Allocation” has the meaning set forth in Section 8.9.2.

“Straddle Period” means any Tax period beginning before the Closing Date and ending after the Closing Date.

“Tangible Personal Property” means all furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers (with resident software and associated shrink-wrap, click-wrap or similar licenses, pursuant to the terms thereof), and other tangible personal property relating to the Business all of which shall be set forth by Seller on Schedule 1.1(n).

“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges, or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any applicable Governmental Authority.

“Tax Period” means any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid or measured.

“Tax Return” means any report, return (including any information return), claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing required to be supplied to any applicable Governmental Authority with respect to Taxes, including attachments thereto and amendments thereof.

“Termination Fee” has the meaning set forth in Section 11.2.2.

“Territory” means the United States of America.

“Third Party(ies)” means any Person other than the Parties or their respective Affiliates.

“Tooling” means all of the tooling relating to the Product including that identified on Schedule 1.1(o).

“Trademark” means registered and unregistered trademarks, service marks, certification marks, trade dress, trade names, identifying symbols, logos or insignia, distinct product names, company names and slogans, applications and registrations therefor, all common law rights therein, and all goodwill associated therewith.

“Trading Day” means a day in which the TSX is open for business.

“Transactions” means the transactions contemplated by this Agreement and the Other Agreements.

“Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Transactions (including recording and escrow fees and any real property or leasehold interest transfer or gains tax and any similar Tax).

“Transition Services Agreement” means that certain Transition Services Agreement between Seller and Purchaser, in the form attached hereto as Exhibit D.

“Treasury Regulation(s)” means the regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

“TSX Approval” has the meaning set forth in Section 7.1.3.

“Union” has the meaning set forth in Section 4.17.2.

1.2 Other Definitional Provisions.

1.2.1 When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

1.2.2 The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.2.3 The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

1.2.4 Words of one gender include the other gender.

1.2.5 References to a Person are also to its successors and permitted assigns.

1.2.6 The terms “dollars” and “$” mean United States dollars.

1.2.7 The term “CAD” means Canadian dollars.

1.2.8 The word “including” means “including without limitation” and the words “include” and “includes” have corresponding meanings.

1.2.9 For purposes of this Agreement, all references to the Business as “presently conducted” and words of similar import, assumes the Business as presently conducted in the jurisdictions in which it is presently conducted.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale of Purchased Assets. At the Closing, subject to the terms and conditions hereof and in consideration of the Purchase Price, Seller shall sell, convey, transfer, assign and to deliver to Purchaser (and/or an Affiliate of Purchaser), and Purchaser (and/or an Affiliate of Purchaser) shall purchase, take delivery of and acquire from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in, to and under the Purchased Assets.

2.1.1 Purchased Assets. The “Purchased Assets” means, collectively, only the Assets relating to the Business listed below:

(a) the Registrations;

(b) the Assigned Contracts;

(c) the Product Intellectual Property;

(d) the Tooling;

(e) Existing Finished Product Inventory;

(f) Bulk Product Inventory, including any API;

(g) Real Property;

(h) Tangible Personal Property;

(i) Promotional Materials and non-printed packaging components;

(j) Sales Training Materials;

(k) Product Records;

(l) all rights to any Actions of any nature available to or being pursued by Seller to the extent related to the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise, including Seller’s rights to any hearing before FDA regarding the Products or any products identical, related or similar to the Products;

(m) a royalty-free, perpetual, worldwide, non-exclusive license to use in any way in the conduct of the Business and solely in the conduct of the Business rights in and to (i) registered or unregistered copyrightable works (other than the Seller-Brands) owned by Seller and used but not used solely in connection with the Product in the Territory and (ii) Know-How used in the Business but not used exclusively for the Product in the Territory;

(n) all prepaid production deposits; and

(o) all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets.

2.2 Excluded Assets. All properties, assets, and rights of Seller not specifically listed and identified in Section 2.1 are not part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets, and shall remain the property of Seller after the Closing (the “Excluded Assets”).

2.3 Assumed Liabilities. As of the Closing, Purchaser (and/or an Affiliate of Purchaser) shall assume and pay, perform or otherwise discharge, in accordance with their respective terms and subject to their respective conditions thereof, only the following Liabilities (collectively, the “Assumed Liabilities”):

2.3.1 Purchaser’s obligations under this Agreement and the Other Agreements;

2.3.2 any claims for Liability relating to the Product which arise from events or circumstances not disclosed in this Agreement occurring after the Closing, other than (a) any Liability for which Seller is required to indemnify Purchaser under the Transition Services Agreement, or (b) any Liability for Taxes for any Pre-Closing Tax Period (other than with respect to Purchaser’s obligation for Transfer Taxes pursuant to Section 8.9.4);

2.3.3 any claims for Liability relating to the Product for which Purchaser is required to indemnify Seller under this Agreement or the Transition Services Agreement;

2.3.4 any claims by the states or federal government for issues related to drug price, drug sales or rebates under federal or state drug reimbursement programs, in each case which arise from events or circumstances occurring after the Closing; and

2.3.5 any claims under any qui tam actions which arise from events or circumstances occurring after the Closing.

2.4 Excluded Liabilities. Other than the Assumed Liabilities, Seller shall retain and shall be responsible for paying, performing and discharging when due, and Purchaser shall not assume or have any responsibility for, any Liabilities of Seller of any kind, character or description whatsoever (the “Excluded Liabilities”), including:

2.4.1 any Liabilities to the extent relating to or arising out of the Excluded Assets;

2.4.2 any claims for Liability relating to the Product, the Purchased Assets or the Business which arise from events or circumstances occurring prior to the Closing (other than those assumed pursuant to Section 2.3.2);

2.4.3 Seller’s obligations under this Agreement and the Other Agreements;

2.4.4 any claims for Liability relating to the Product for which Seller is required to indemnify a Purchaser Indemnitee under this Agreement or the Transition Services Agreement;

2.4.5 any Liabilities related to (a) income or similar Taxes of Seller, or (b) all other Taxes relating to the Business or the Purchased Assets attributable to any Pre-Closing Tax Period (other than with respect to Purchaser’s obligation for Transfer Taxes pursuant to Section 8.9.4).

2.4.6 any Liabilities of Seller for any present or former employees, officers, directors, retirees, independent contractors or consultants of Seller, including, without limitation, any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments arising or occurring prior to the Closing; and

2.4.7 any Environmental Claims, or Liabilities under Environmental Laws, to the extent arising out of or relating to facts, circumstances or conditions existing on or prior to the Closing or otherwise to the extent and only to the extent arising out of any actions or omissions of Seller.

2.5 Consent of Third Parties. On the Closing Date, Seller shall assign to Purchaser, and Purchaser will assume, the Assigned Contracts, in each case, to the extent permitted by, and in accordance with, applicable Law. Notwithstanding anything herein to the contrary, if the assignment or assumption of all or any portion of any rights or obligations under any Assigned Contract shall require the consent of any other party thereto or any other Third Party that has not been obtained prior to the Closing Date, this Agreement shall not constitute an agreement to assign, license, sublicense, lease, sublease, convey or otherwise transfer any rights or obligations under any such Assigned Contract, and Seller, at its expense, shall use its reasonable commercial efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser’s rights under the Purchased Asset in question so that Purchaser would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Purchased Asset, shall act after the Closing as Purchaser’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased

Asset, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser.

2.6 Purchase Price. In consideration of the sale, assignment, conveyance, and delivery of the Purchased Assets, Purchaser shall, upon the Closing, assume the Assumed Liabilities and pay to Seller a payment of Two Hundred Million dollars ($200,000,000) in cash and transfer, or cause to be transferred, to Seller the Consideration Shares (the “Purchase Price”). The cash portion of the Purchase Price shall be made in dollars via wire transfer of immediately available funds to bank account identified by Seller in Schedule 2.6.

2.7 Risk of Loss. Until the Closing, any loss of or damage to the Purchased Assets from fire, flood, casualty or any other similar occurrence shall be the sole responsibility of Seller. Title to the Purchased Assets shall be transferred to Purchaser at Closing.

ARTICLE 3

CLOSING

3.1 Closing. Upon the terms and subject to the conditions of this Agreement, the Closing shall be held on a date to be specified by the Parties (the “Closing Date”) after the satisfaction or waiver of all of the conditions set forth in Article 7, and not later than the Outside Date, at a mutually convenient location agreed to by the Parties.

3.2 Transactions at Closing. At the Closing, subject to the terms and conditions hereof:

3.2.1 Seller shall deliver or cause to be delivered to Purchaser:

(a) executed counterparts of the Assignment and Assumption Agreement, Intellectual Property Assignment Agreement, Bill of Sale and Transition Services Agreement to which it is a Party;

(b) a letter from Seller to the FDA, duly executed by Seller, transferring the rights to the Registrations to Purchaser;

(c) a certificate of a duly authorized officer of Seller certifying as to the matters set forth in Sections 7.2.1 and 7.2.2;

(d) a certificate, in form and substance reasonably satisfactory to Purchaser, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code; and

(e) such other documents and instruments as may be reasonably necessary to effect or evidence the Transactions.

3.2.2 Purchaser shall deliver or cause to be delivered to Seller:

(a) the Purchase Price, which for greater certainty shall include delivery of the Consideration Shares in the form of one or more definitive share certificates representing the Consideration Shares registered in the name of Seller or registered in the name of “CDS & Co.”, as nominee for Seller, and/or in such other name or names as Seller may direct Purchaser and Parent in writing not less than three (3) Business Days prior to the Closing Date;

(b) executed counterparts of the Assignment and Assumption Agreement, Intellectual Property Assignment Agreement, Bill of Sale and Transition Services Agreement to which it is a Party;

(c) a letter from Purchaser to the FDA duly executed by Purchaser, assuming responsibility for the Registrations from Seller;

(d) a certificate of a duly authorized officer of Purchaser certifying as to the matters set forth in Sections 7.3.1 and 7.3.2; and

(e) such other documents and instruments as may be reasonably necessary to effect or evidence the Transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the Seller Disclosure Schedule, Seller hereby represents and warrants to Purchaser, as of the Execution Date and as of the Closing Date, as follows (except to the extent a separate date is specified within the representation and warranty, in which case, the date set forth therein shall apply):

4.1 Organization. Seller is a Corporation duly organized, validly existing and in good standing under the laws of Delaware. Seller is in good standing in each jurisdiction where such qualification is required except for any jurisdiction where failure to so qualify would not have a Material Adverse Effect. Seller has all requisite corporate power and authority to own, lease and operate, as applicable, the Purchased Assets and the Business.

4.2 Due Authorization. Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Other Agreements (as applicable), and the execution and delivery of this Agreement and the Other Agreements (as applicable), the performance of all of its obligations hereunder and thereunder have been duly authorized by Seller and, to the extent required by Law, contract or otherwise, its stockholders. No other proceedings on the part of the Seller is necessary to authorize this Agreement or the Other Agreements.

4.3 No Conflicts; Enforceability. The execution, delivery and performance of this Agreement and the Other Agreements by Seller (a) are not prohibited or limited by, and will not result in the breach of or a default under, any provision of the certificate of incorporation or bylaws of Seller, (b) assuming all of the consents, approvals, authorizations and permits described in Section 4.7 have been obtained and all the filings and notifications described in Section 4.7 have been made and any waiting periods thereunder have terminated or expired, does not, in any material respect, conflict with any Law applicable to Seller, and (c) other than with respect to the consents listed on Schedule 4.3, does not, in any material respect, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any agreement or instrument binding on Seller or any applicable order, writ, injunction or decree of any court or applicable Governmental Authority to which Seller is a party or by which Seller is bound or to which any of its Assets is subject, including the Purchased Assets. This Agreement and the Other Agreements have been duly executed and delivered by Seller, and constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other Laws of general application relating to or affecting creditors’ rights generally.

4.4 Title of Assets; Condition; Sufficiency.

4.4.1 Except as set forth on Schedule 4.4.1, Seller owns, leases, licenses or has the right to use the Purchased Assets free and clear of all Encumbrances other than the Permitted Encumbrances, and upon the consummation of the Transactions, Purchaser shall acquire good and marketable title to, and all right, title and interest of Seller in and to, the Purchased Assets, free and clear of all Encumbrances other than the Permitted Encumbrances.

4.4.2 Except as disclosed on Schedule 4.4.2 of the Seller Disclosure Schedule, all tangible assets that are part of the Purchased Assets are in good operating condition and repair (normal wear and tear excluded), are adequate for the uses to which they are being put, are usable in the ordinary course of business, and are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs.

4.4.3 The Purchased Assets, together with the goods and services provided under the Transition Services Agreement, are sufficient for the continued conduct of the business relating to the Product (the “Business”), including the Manufacture and Distribution thereof, after the Closing in substantially the same manner as conducted during the period prior to the Closing.

4.5 Intellectual Property.

4.5.1 Except as set forth on Schedule 4.5.1 of the Seller Disclosure Schedule, there are no Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by Seller in connection with the Business; (ii) challenging the validity, enforceability, registrability or ownership of any Product Intellectual Property or Seller’s rights with respect to any Product Intellectual Property; or (iii) by Seller or its Affiliates alleging any infringement, misappropriation, dilution or violation by any Person of any Product Intellectual Property. Except as set forth on Schedule 4.5.1 of the Seller Disclosure Schedule, Seller is not subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any Product Intellectual Property.

4.5.2 Schedule 4.5.2 of the Seller Disclosure Schedule lists all material Intellectual Property Agreements (other than any standard shrink-wrap, click-wrap or similar licenses of which the Company is a licensee, provided in connection with off-the-shelf or pre-loaded software or online services). Seller has provided Purchaser with true and complete copies of all such Intellectual Property Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Intellectual Property Agreement is valid and binding on Seller in accordance with its terms and, to Seller’s Knowledge, is in full force and effect. None of Seller or, to Seller’s Knowledge, any other party thereto, is in material breach of or material default under (or is alleged to be in material breach of or material default under), or has provided or received any notice of breach or default of or any intention to terminate, any Intellectual Property Agreement. To Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Intellectual Property Agreement or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

4.5.3 All required filings and fees to effect or maintain the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, no additional such filings or fees are scheduled to fall due in the six (6) months following the Closing Date and all Intellectual Property Registrations are otherwise in good standing. Seller has provided Purchaser with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations. Seller is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to the Product Intellectual Property, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Business as currently conducted, in each case, free and clear of Encumbrances other than Permitted Encumbrances.

4.5.4 The Product Intellectual Property and Intellectual Property licensed under the Intellectual Property Agreements are all of the Intellectual Property necessary to operate the Business as presently conducted. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of, or payment of any additional amounts (other than assignment recordation fees, transfer taxes, or any other amount typically required of a purchaser of Intellectual Property) with respect to, nor require the consent of any other Person in respect of, the Purchaser’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

4.5.5 Seller’s rights in the Product Intellectual Property are valid, subsisting and enforceable. Seller has taken reasonable steps to maintain the Product Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Product Intellectual Property.

4.5.6 The conduct of the Business as currently conducted by Seller, and the Product Intellectual Property and Intellectual Property licensed under the Intellectual Property Agreements as currently owned, licensed or used by Seller, have not infringed, misappropriated, diluted or otherwise violated, and, to Seller’s Knowledge, do not and will not infringe, misappropriate, dilute or otherwise violate, the Intellectual Property or other rights of any Person. To Seller’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Product Intellectual Property.

4.6 Litigation. Except as set forth on Schedule 4.6 of the Seller Disclosure Schedule, there is no Action pending or, to Seller’s Knowledge, threatened (a) that is related to the Product, the Business, the Purchased Assets, the Assumed Liabilities or the Transactions, (b) that would have a Material Adverse Effect, or (c) that would prevent or delay the consummation by Seller of the Transactions or affect the legality, validity or enforceability of this Agreement or the Other Agreements.

4.7 Consents. Except as set forth on Schedule 4.7 of the Seller Disclosure Schedule, the requisite filings under the HSR Act and the expiration or termination of the waiting period thereunder, the letter to the FDA contemplated by Section 8.8.4, and as may be necessary as a result of any facts or circumstances relating solely to Purchaser, no material notice to, filing with, authorization of, exemption by, or consent of, any Person, including any Governmental Authority, is required for Seller to consummate the Transactions.

4.8 Taxes. All Tax Returns with respect to Seller or the Purchased Assets have been filed in a timely manner (within any applicable extension periods), all such Tax Returns are true and complete in all material respects, and all Taxes, whether or not shown to be due on such Tax Returns, that have become due and payable have been paid, except for Taxes that are being contested in good faith and for which reserves have been established in accordance with GAAP. No written claims related to Taxes have been asserted with respect to Seller or the Purchased Assets, and Seller has no Knowledge of any reasonable basis for the assertion of any such claims related to Taxes. There are no Encumbrances for Taxes upon the Purchased Assets, other than Permitted Encumbrances.

4.9 No Adverse Notice. Except as provided on Schedule 4.9, Seller has not received any formal or written notice to the effect that, or, to Seller’s Knowledge (with due inquiry), otherwise been advised, that, it is not in compliance with any of such permits, government licenses, registrations, approvals, concessions, franchises, authorizations, orders, injunctions, decrees, laws, regulations, guidance or guidelines, including the Act or the PDMA.

4.10 Regulatory Matters. Except as set forth on Schedule 4.10.4 and Schedule 4.10.7:

4.10.1 All existing Registrations held by Seller as of the date of this Agreement are in full force and effect. Schedule 4.10.1, Schedule 4.10.2 and Schedule 4.10.9 of the Seller Disclosure Schedule lists all existing Registrations held by Seller as of the date of this Agreement. Seller is the sole and exclusive owner of the Registrations.

4.10.2 The Manufacture and Distribution of the Product has been conducted in compliance with the applicable Registrations as defined in Schedule 4.10.1, Schedule 4.10.2, Schedule 4.10.3 and Schedule 4.10.9 and all applicable Laws, including the Act.

4.10.3 Except as stated in Schedule 4.10.1, Schedule 4.10.2, Schedule 4.10.8 and Schedule 4.10.9, Seller has not received any written notice or other notice of proceedings from any applicable Governmental Authority alleging that the Product or any of the Purchased Assets or the ownership, Manufacture or Distribution is in violation of any applicable Law and such violation has not been remedied, except for such violations that would not reasonably be expected to have a Material Adverse Effect.

4.10.4 Seller has completed and filed the reports as stated in Schedule 4.10.6 in accordance with the Registrations.

4.10.5 To Seller’s Knowledge, there are no existing circumstances which would furnish a basis for an action by FDA or any other Governmental Authority to revoke, suspend, cancel, modify or withdraw any Registrations except as stated in Schedule 4.10.1, Schedule 4.10.2, Schedule 4.10.3, Schedule 4.10.5, Schedule 4.10.6, Schedule 4.10.8 and Schedule 4.10.9.

4.10.6 Within the last three (3) years, neither the Seller, nor any employee of the Seller, nor to Seller’s Knowledge (after due inquiry) any Person retained by the Seller, has made on behalf of Seller any material false statements or material omissions in any report, application or other submission relating to the Product to the FDA or other Governmental Authority.

4.10.7 The Seller has provided to Purchaser a copy of all (i) FDA or its foreign equivalent inspection reports for Seller, (ii) notices of observations, and (iii) warnings, untitled letters, minutes of meetings or other correspondence from the FDA or other Governmental Authorities concerning the Products in which the FDA or such other Governmental Authority asserted that the operations of the Seller regarding the Product may not be in compliance with Law or that the Product may not be safe, effective, or approvable received within the last three (3) years.

4.10.8 To Seller’s Knowledge, Seller has not suffered any unauthorized acquisition, access, use or disclosure of any personal information in connection with the Distribution of the Product that, individually or in the aggregate, materially compromises the security or privacy of such personal information.

4.10.9 Any previous preclinical tests and clinical trials associated with the Product were, to Seller’s Knowledge, conducted in all material respects in accordance with the protocols filed by A. H. Robins as the Final Study Report, Protocol 03, The Comparison of Donnatal to Belladonna Alkaloids, Phenobarbital, and Placebo in the Management of the Symptoms of the Irritable Bowel Syndrome on June 30, 1983, and to those materials only.

4.10.10 Seller has complied, and is now complying, in all respects, with all Laws applicable to the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets.

4.10.11 To Seller’s Knowledge, all Permits required for Seller to conduct the Business as currently conducted or for the ownership and use of the Purchased Assets have been obtained by Seller and are valid and in full force and effect (the “Business Permits”). All fees and charges with respect to such Permits as of the date hereof have been paid in full. Schedule 4.10.11 of the Seller Disclosure Schedule lists all current Permits issued to Seller which are related to the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets, including the names of the Permits and their respective dates of issuance and expiration. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Schedule 4.10.11 of the Seller Disclosure Schedule.

4.10.12 Seller has not entered into, or taken assignment of, any Federal Supply Schedule contract relating to any of the Products. Seller has not entered into, or taken assignment of, any contract with CMS to participate in the Medicare Coverage Gap Discount Program within the last three (3) years. None of the Products are reimbursable under the Medicare program.

4.11 Brokers, Etc. Neither Seller nor any agents of Seller have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, other than amounts owed to Lazard Middle Market LLC which shall be paid entirely by Seller.

4.12 Inventory. Except as set forth on Schedule 4.12 of the Seller Disclosure Schedule, all Existing Finished Product Inventory conforms, in all respects, to all applicable specifications in, and have been manufactured in compliance with all applicable Registrations, and the specifications under the Contracts pursuant to which they are supplied.

4.13 Financial Statements. Complete copies of the audited income statement for the fiscal years ended December 31, 2012 and 2013 and balance sheet as of such dates, in each case, of Seller and unaudited financial statements consisting of the balance sheet of the Seller as at January, 2014 (the “Interim Balance Sheet”) and the related statements of income for the one-month period then ended (collectively, the “Financial Statements”). The Financial Statements are based on the books and records of the Seller, and fairly present, in all material respects, the financial condition of the Seller as of the respective dates they were prepared and the results of the operations of the Seller for the periods indicated. Seller maintains its books and records in accordance with GAAP.

4.14 Absence of Certain Changes. Since December 31, 2013 and except as listed on Schedule 4.14, there has not been any event, occurrence or development that has had a Material Adverse Effect, and other than in the ordinary course of business consistent with past practice, there has not been any:

4.14.1 material change in any method of accounting or accounting practice for the Business, except as required by GAAP;

4.14.2 entry into any Contract that would constitute a Material Contract;

4.14.3 transfer, assignment, sale or other disposition of any of the Purchased Assets, except for the sale of inventory in the ordinary course of business;

4.14.4 transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any material Product Intellectual Property;

4.14.5 material damage, destruction or loss, or any material interruption in use, of any Purchased Assets, whether or not covered by insurance;

4.14.6 acceleration, termination, material modification to or cancellation of any Assigned Contract or Registration (other than any expiration in accordance with the terms of such assigned Contract or Registration);

4.14.7 material capital expenditures which would constitute an Assumed Liability;

4.14.8 imposition of any Encumbrance, other than a Permitted Encumbrance, upon any of the Purchased Assets;

4.14.9 any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing;

4.14.10 (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of any employees, officers, directors, independent contractors or consultants of the Business, other than as provided for in any written agreements required by applicable Law, or (ii) change in the terms of employment for any employee of the Business or any termination of any employees for which the aggregate costs and expenses exceed $100,000; and

4.14.11 adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant of the Business, or (ii) collective bargaining or other agreement with a Union, in each case whether written or oral.

4.15 Material Contracts.

4.15.1 Schedule 4.15.1 of the Seller Disclosure Schedule lists each of the following Contracts (x) by which any of the Purchased Assets are bound or affected or (y) to which Seller is a party or by which it is bound in connection with the Business or the Purchased Assets (such Contracts, all Intellectual Property Agreements and all Leases, being “Material Contracts”):

(a) all Contracts involving aggregate annual consideration in excess of $200,000 and which, in each case, cannot be cancelled without penalty or without more than ninety (90) days’ notice;

(b) all Contracts that require Seller to purchase or sell a stated portion of the requirements or outputs of the Business or that contain “take or pay” provisions;

(c) all Contracts that provide for the indemnification of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(d) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person (whether by merger, sale of stock, sale of assets or otherwise);

(e) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(f) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) and which are not cancellable without material penalty or without more than ninety (90) days’ notice;

(g) all Contracts with any Governmental Authority;

(h) all Contracts that limit or purport to limit the ability of Seller to compete in any line of business or with any Person or in any geographic area or during any period of time;

(i) all joint venture, partnership or similar Contracts;

(j) other than with respect to sales of inventory in the ordinary course of business, all Contracts for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets;

(k) all collective bargaining agreements or Contracts with any Union; and

(l) all powers of attorney with respect to the Business or any Purchased Asset; and

4.15.2 Each Material Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. None of Seller or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Purchaser. There are no material disputes pending or, to Seller’s Knowledge, threatened under any Contract included in the Purchased Assets.

4.16 Customers and Suppliers.

4.16.1 Schedule 4.16.1 of the Seller Disclosure Schedule sets forth with respect to the Business (i) each customer who has paid aggregate consideration to Seller for goods or services rendered in an amount greater than or equal to $1,000,000 for each of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Seller has not received any notice that any of the Material Customers has ceased, or intends to cease after the Closing, to use the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business.

4.16.2 Schedule 4.16.2 of the Seller Disclosure Schedule sets forth with respect to the Business (i) each supplier to whom Seller has paid consideration for goods or services rendered in an amount greater than or equal to $500,000 for each of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Seller has not received any notice that any of the

Material Suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

4.17 Employment Matters.

4.17.1 Schedule 4.17.1 of the Seller Disclosure Schedule contains a list of the names of all persons who are employees, independent contractors or consultants of the Business as of the date hereof. As of the date hereof, other than wages, commissions and bonuses which are or will be paid in arrears in accordance with Seller’s past practices, all compensation, including wages, commissions and bonuses payable to employees, independent contractors or consultants of the Business for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of Seller with respect to any compensation, commissions or bonuses.

4.17.2 Seller is not, and has not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”) in connection with the Business, and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Business, and no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting Seller or any employees of the Business. Seller has no duty to bargain with any Union.

4.17.3 Seller is and has been in compliance, in all material respects, with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Business, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by Seller as consultants or independent contractors of the Business are properly treated as independent contractors under all applicable Laws. All employees of the Business classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. Except as set forth on Schedule 4.17.3, there are no Actions against Seller pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Business, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment related matter arising under applicable Laws.

4.18 Real Property.

4.18.1 Seller owns no Owned Real Property with respect to, or used by, the Business.

4.18.2 Seller has delivered to Purchaser a true and complete copy of each Lease. With respect to each Lease: (i) such Lease is valid, binding, enforceable and in full force and effect, and Seller enjoys peaceful and undisturbed possession of the Leased Real Property; (ii) Seller is not in breach or default under such Lease; (iii) Seller has not received nor given any written notice of any default or event that with written notice or lapse of time, or both, would constitute a default by Seller under any of the Leases and, to the Knowledge of Seller, no other party is in default thereof, and no party to any Lease has exercised any termination rights with respect thereto; (iv) Seller has not subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof; and (v) Seller has not pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in any Leased Real Property.

4.18.3 Seller has not received any written notice of (i) violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Real Property, (ii) existing, pending or threatened condemnation proceedings affecting the Real Property, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate the Real Property as currently operated. Neither the whole nor any material portion of any Real Property has been damaged or destroyed by fire or other casualty.

4.18.4 The Real Property is sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitutes all of the real property necessary to conduct the Business as currently conducted.

4.19 Environmental Matters.

4.19.1 The operations of Seller with respect to the Business and the Purchased Assets are currently and have been in compliance, in all material respects, with all Environmental Laws. Seller has not received from any Person, with respect to the Business or the Purchased Assets, any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

4.19.2 Seller has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Schedule 4.19.2 of the Seller Disclosure Schedule) necessary for the conduct of the Business as currently conducted or the ownership, lease, operation or use of the Purchased Assets and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect by Seller through the Closing Date in accordance with Environmental Law.

4.19.3 None of the Business or the Purchased Assets or any real property currently or formerly owned, leased or operated by Seller in connection with the Business is listed on, or has, to Seller’s Knowledge, been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

4.19.4 To Seller’s Knowledge, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the Business or the Purchased Assets or any real property currently owned, leased or operated by Seller in connection with the Business, and Seller has not received an Environmental Notice that any of the Business or the Purchased Assets or real property currently owned, leased or operated by Seller in connection with the Business (including soils, groundwater, surface water, buildings and other structure located thereon) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Seller.

4.19.5 Schedule 4.19.5 of the Seller Disclosure Schedule contains a complete and accurate list of all active or abandoned aboveground or underground storage tanks owned or operated by Seller in connection with the Business or the Purchased Assets.

4.19.6 Schedule 4.19.6 of the Seller Disclosure Schedule contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller in connection with the Business or the Purchased Assets as to which Seller may retain liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and Seller has not received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller.

4.19.7 Seller has not retained or assumed, by contract, any liabilities or obligations of third parties under Environmental Law.

4.19.8 Seller has provided or otherwise made available to Purchaser: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the Business or the Purchased Assets or any real property currently or formerly owned, leased or operated by Seller in connection with the Business which are in the possession or control of Seller related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

4.20 Acquisition for Investment.

4.20.1 Seller acknowledges it will be acquiring Consideration Shares issuable pursuant to this Agreement for investment for its own account and not as nominees or agents, and not with a view to the resale or distribution of any part thereof, and further represents that it has no present intention of selling, granting any participation in, or otherwise distributing the same. Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Consideration Shares;

4.20.2 Seller understands that any Consideration Shares issuable hereunder will not be registered under the Securities Act, on the ground that the sale and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof, and that the Parent’s reliance on such exemption is predicated on Seller’s representation set forth herein.

4.21 Investment Experience. Seller acknowledges that it can bear the economic risk of the investment, and it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Consideration Shares. Seller is an “accredited investor” within the meaning of Rule 501 promulgated under the Securities Act (as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and agrees that it will not take any action that could have an adverse effect on the availability of the exemption from registration provided by Section 4(a)(2) of the Securities Act with respect to the sale and the issuance of securities hereunder.

4.22 Information. Seller has carefully reviewed such information as it has deemed necessary. To the full satisfaction of Seller, it has been furnished all materials that it has requested relating to the Parent, and the issuance of Consideration Shares hereunder, and it has been afforded the opportunity to ask questions of representatives of the Parent, to obtain any information necessary to verify the accuracy of any representations or information made or given to them. Notwithstanding the foregoing, nothing herein shall derogate from or otherwise modify the representations and warranties of Purchaser set forth in this Agreement.

4.23 Restricted Securities. Seller understands that the Consideration Shares issuable pursuant to this Agreement may not be sold, transferred, or otherwise disposed of without registration under the Securities Act and applicable state, federal and provincial securities laws or an exemption therefrom, and that in the absence of an effective registration statement covering the Consideration Shares or any available exemption from registration under the Securities Act and applicable state, federal and provincial securities laws, the Consideration Shares must be held indefinitely. Without limitation of the foregoing, the Consideration Shares may not be sold, transferred, or otherwise disposed of by Seller less than four (4) months after issuance to it pursuant to Canadian securities Laws. Unless registered under the Securities Act and applicable state securities laws, the certificates representing the Consideration Shares, received pursuant to Section 2.6, shall bear a legend in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, EXCHANGED, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO OR FOR THE BENEFIT OF ANY NATIONAL, CITIZEN OR RESIDENT OF THE UNITED STATES, ANY CORPORATION, PARTNERSHIP OR OTHER ENTITY CREATED OR ORGANIZED IN OR UNDER THE LAWS OF THE UNITED STATES, EXCEPT: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND WITH APPLICABLE STATE SECURITIES LAWS, (C) IN COMPLIANCE WITH (1) RULE 144 OR (2) RULE 144A UNDER THE SECURITIES ACT AND WITH APPLICABLE STATE SECURITIES LAWS, (D) IN CONNECTION WITH

ANOTHER EXEMPTION UNDER THE SECURITIES ACT, OR (E) WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER, UPON THE ISSUER RECEIVING, IN THE CASE OF CLAUSES (C)(1) AND (D) ABOVE, AN OPINION OF COUNSEL FOR THE HOLDER, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

provided that: (i) at any time Parent or its successor company is a “foreign issuer”, as defined in Rule 902(e) of Regulation S of the Securities Act, if such securities are being sold in accordance with the requirements of Rule 904 of Regulation S of the Securities Act, as referred to above, and in compliance with local laws and regulations, the legend may be removed by providing a declaration to the issuer’s transfer agent for such securities, in the form as may be prescribed by the Parent or its successor company from time to time, together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Parent or its successor company to the effect that such legend is no longer required under applicable requirements of the Securities Act, required by Parent or its successor company or such transfer agent; and (ii) if any such securities are being sold pursuant to Rule 144 under the Securities Act, the legend may be removed by delivery to the registrar and transfer agent for such securities of an opinion of counsel of recognized standing reasonably satisfactory to Parent or its successor company to the effect that such legend is no longer required under applicable requirements of the Securities Act or applicable state securities laws.

Seller acknowledges that the Consideration Shares have not been registered or qualified for distribution in any Province or Territory of Canada, and are not eligible for resale in Canada for a period ending four (4) months plus one (1) day from the Closing Date. Seller is acquiring the Consideration Shares as principal for its own account and not with a view toward, or for sale in connection with, any distribution thereof, or with any present intention of distributing or selling the Consideration Shares in any Province or Territory of Canada. Seller is an “accredited investor” as defined in National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators and was not created or used solely to purchase or hold Consideration Shares as an “accredited investor” and is able to bear the economic risk of an investment in the Consideration Shares.

Seller acknowledges that Parent may be required to file a report with the Canadian securities regulatory authorities containing personal information about Seller, including its full name, address and telephone number, the number and type of securities purchased, the total purchase price paid for the securities, the date of the closing and the exemption relied upon under applicable Canadian Securities Laws.

Seller acknowledges that the Consideration Shares are not freely tradable in Canada and any certificate representing the Consideration Shares, or if the Consideration Shares are entered into a direct registration or other electronic book-entry system then Seller acknowledges notice of such Consideration Shares being subject to the legends set forth below:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [Insert four months plus 1 day from the distribution date of the Consideration Shares].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

4.24 Rule 144. Seller understands and acknowledges that (i) if Parent or any successor company is deemed to have been at any time previously an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents, other than a Capital Pool Company (as such term is defined in the TSXV Corporate Finance Manual), Rule 144 under the Securities Act may not be available for resales of the Consideration Shares and (ii) Parent is not obligated to make Rule 144 under the Securities Act available for resales of such Consideration Shares.

4.25 No Registration Statement. Seller understands and acknowledges that Parent has no obligation or present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Consideration Shares in the United States.

4.26 Foreign Issuer. Seller understands and acknowledges that Parent or any successor company (i) is not obligated to remain a “foreign issuer” within the meaning of Rule 902(e) of Regulation S of the Securities Act, (ii) may not, at the time the Consideration Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause Parent or any successor company not to be a foreign issuer, and if Parent or any successor company is not a foreign issuer at the time of sale or transfer of the Consideration Shares pursuant to Rule 904 of Regulation S of the Securities Act, the certificates representing the Consideration Shares may continue to bear the legend described above.

4.27 Related Party Transactions. Except as set forth on Schedule 4.27 of the Seller Disclosure Schedule, Seller does not lease or is not committed to lease any properties or assets from, nor does it owe any amounts to, or use in its business any properties or assets of, nor has it loaned any amount to, or entered into any other contract or agreement with, any Affiliate or holder of its equity or its Affiliates equity or immediate family members or any other officer or director of Seller or any of its Affiliates (other than amounts owed to any such individual in his or her capacity as an officer, employee or director of Seller or any of its Affiliates).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Purchaser (or Parent where stated explicitly) represents and warrants to Seller as follows:

5.1 Organization. Purchaser is an international business company duly organized and validly existing and in good standing under the laws of Barbados. Parent is a corporation duly incorporated and validly existing under the laws of Ontario, Canada. Purchaser is in good standing in each jurisdiction where such qualification is required except for any jurisdiction where failure to so qualify would not have a material adverse effect on Purchaser. Purchaser and

Parent have all requisite corporate power and authority to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted.

5.2 Due Authorization. Purchaser and Parent have all requisite corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and the Other Agreements, as applicable, and the execution and delivery of this Agreement and the Other Agreements by each of Purchaser and Parent, as applicable, and the performance by Purchaser and Parent of all of their respective obligations hereunder and thereunder, as applicable, have been duly authorized by each of Purchaser and Parent and, in the case of Purchaser and to the extent required by Law, contract or otherwise, by its stockholders. No other proceedings on the part of Purchaser or Parent are necessary to authorize this Agreement or the Other Agreements, except for any Parent shareholder approval which the TSX may require the Parent to obtain.

5.3 No Conflicts; Enforceability. The execution, delivery and performance of this Agreement and the Other Agreements by each of Purchaser and Parent, as applicable, (a) are not prohibited or limited by, and will not result in the breach of or a default under, any provision of their respective certificates of incorporation, bylaws or any other formation documentation, (b) assuming all of the consents, approvals, authorizations and permits described in Sections 5.5 and 5.8 have been obtained and all the filings and notifications described in Sections 5.5 and 5.8 have been made and any waiting periods thereunder have terminated or expired, does not conflict with any Law applicable to Purchaser or Parent, and (c) does not conflict with, result in a breach of constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any material agreement or instrument binding on Purchaser or Parent or any applicable order, writ, injunction or decree of any court or applicable Governmental Authority to which Purchaser or Parent is a party or by which Purchaser or Parent is bound or to which any of their respective Assets is subject, except in the case of clauses (b) and (c) for such prohibitions, limitation, default, notice, filing, permit, authorization, consent, approval, conflict breach or default which would not prevent or delay the consummation by Purchaser and Parent of the Transactions. This Agreement and the Other Agreements have been duly executed and delivered by Purchaser or Parent, as applicable, and constitute the legal, valid and binding obligations of Purchaser or Parent, as applicable, enforceable against Purchaser or Parent, as applicable, in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other Laws of general application relating to or affecting creditors’ rights generally.

5.4 Litigation. There is no Action pending or, to Purchaser’s knowledge or Parent’s knowledge, threatened that would prevent or delay the consummation by Purchaser or Parent of the Transactions or affect the legality, validity or enforceability of this Agreement or the Other Agreements.

5.5 Consents. Except for the requisite filings under the HSR Act and the expiration or termination of the waiting period thereunder, the letter to the FDA contemplated by Section 8.8.5, pursuant to Section 5.8, and as may be necessary as a result of any facts or circumstances relating solely to Seller, no notice to, filing with, authorization of, exemption by, or consent of, any Person, including any applicable Governmental Authority, is required for Purchaser or

Parent to consummate the Transactions, except where the failure to make such filings or notifications, or obtain such consents, approvals, authorizations or permits, would not, individually or in the aggregate, prevent or delay the consummation by Purchaser or Parent of the Transactions.

5.6 Financing. Purchaser will have sufficient immediately available funds to pay, in cash, the Purchase Price and all other amounts payable pursuant to this Agreement and the Other Agreements or otherwise necessary to consummate all the Transactions at the time any such payments are due. Upon the consummation of the Transactions, (a) Purchaser will not be insolvent, (b) Purchaser will not have incurred debts beyond its ability to pay such debts as they mature and (c) the capital of Purchaser will not be impaired in any manner that would prevent or prohibit the consummation by Purchaser of the Transactions.

5.7 Brokers, Etc. Any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, incurred by Purchaser and its officer and agents, is the sole liability and responsibility of Purchaser.

5.8 Consideration Shares.

5.8.1 Parent is a reporting issuer in each of the Provinces of Canada (other than Quebec) and is not in default under the applicable Canadian Securities Laws and is not on the list of defaulting issuers maintained by the applicable securities regulatory authority in such Provinces.

5.8.2 Except for any Parent shareholder approval which may be required by the TSX, no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority, securities commission or regulator or any other person in any Province of Canada (other than Quebec) is required of Parent in connection with the issuance and delivery of the Consideration Shares to Seller except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing under Canadian Securities Laws or the rules of the TSX, and (ii) such post-Closing notice filings with the securities commission or regulator in any Province of Canada (other than Quebec) (if applicable) and the TSX as may be required in connection therewith.

5.8.3 Parent is in compliance with its timely and continuous disclosure obligations under the Canadian Securities Laws and the policies, rules and regulations of the TSX and, without limiting the generality of the foregoing, there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise), results of operations or control of Parent and its subsidiaries taken as a whole since September 30, 2013 which has not been publicly disclosed on a non-confidential basis; all statements set forth in all documents publicly filed by or on behalf of Parent pursuant to Canadian Securities Laws were true, correct and complete in all material respects and did not contain any Misrepresentation as of the date of such statements (except for any Misrepresentation that has been superseded and corrected by a statement in a subsequent publicly filed document) and Parent has not filed any confidential material change report which remains confidential as at the date hereof.

5.8.4 At the Closing, the Consideration Shares will have been duly authorized for issuance and delivery to Seller pursuant to this Agreement and when issued and delivered by Parent pursuant to the terms of this Agreement, against delivery of the Purchased Assets as set forth herein, the Consideration Shares will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of Parent. Seller will acquire title to the Consideration Shares free and clear of any Encumbrance, except for any Encumbrance created by or in respect of Seller.

5.8.5 The issuance of the Consideration Shares is not subject to the pre-emptive rights of any shareholder of Parent.

5.8.6 The Parent Common Stock is listed and posted for trading on the TSX.

5.8.7 The authorized capital of Parent consists of an unlimited number of shares of Parent Common Stock of which 23,839,787 shares of Parent Common Stock are issued and outstanding as fully paid and non-assessable shares in the capital of Parent as of the date hereof.

5.8.8 No holder of Parent Common Stock is entitled to any pre-emptive or any similar rights to subscribe for any shares of Parent Common Stock or other securities of Parent and, other than stock options to purchase 2,140,000 shares of Parent Common Stock, 140,820 compensation options to purchase 140,820 shares of Parent Common Stock, 2,080 options issued to former directors of Parent to purchase 2,080 shares of Parent Common Stock and the Global Purchase Shares, no rights to acquire, or instruments convertible into or exchangeable for, any shares in the capital of Parent are outstanding.

5.8.9 The form and terms of the certificate representing the Parent Common Stock have been approved and adopted by the board of directors of Parent and the form and terms of the certificate representing the Parent Common Stock do not conflict with any applicable laws or the rules of the TSX.

5.9 Taxes. All Tax Returns with respect to Purchaser have been filed in a timely manner (within any applicable extension periods), all such Tax Returns are true and complete in all material respects, and all Taxes, whether or not shown to be due on such Tax Returns, that have become due and payable have been paid, except for Taxes that are being contested in good faith and for which reserves have been established in accordance with GAAP. No written claims related to Taxes have been asserted with respect to Purchaser, and Purchaser has no knowledge of any reasonable basis for the assertion of any such claims related to Taxes. There are no Encumbrances with respect to Taxes.

ARTICLE 6

COVENANTS PRIOR TO CLOSING

6.1 Conduct with respect to the Product.

6.1.1 Between the Execution Date and the Closing Date, except as otherwise set forth on Schedule 6.1, Seller (i) shall continue to procure and Distribute the Product and conduct the Business in the ordinary course of business consistent with past practice, (ii) shall not take any action except in, the ordinary and usual course of its business and consistent with past practices or as contemplated by this Agreement or the Other Agreements or consented to in writing by Purchaser (which consent shall not be unreasonably withheld or delayed), (iii) use reasonable commercial efforts to maintain and preserve intact its current Business organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of its employees, customers, suppliers, regulators and others having relationships with the Business and without limiting the foregoing (iv) shall:

(a) preserve and maintain all Registrations and the Business Permits;

(b) maintain the properties and assets included in the Purchased Assets in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(c) defend and protect, in its reasonable business judgment consistent with past practice, the properties and assets included in the Purchased Assets from infringement or usurpation;

(d) perform all of its (maturing) obligations under all Assigned Contracts;

(e) maintain the Product Records in accordance with past practice;

(f) comply in all material respects with all Laws applicable to the conduct of the Business or the ownership and use of the Purchased Assets;

(g) maintain Existing Finished Product Inventory and Bulk Product Inventory in amounts consistent with past practice; and

(h) not take or permit any action that would cause any of the changes, events or conditions described in Section 4.14 to occur.

6.1.2 Between the Execution Date and the Closing Date, except as otherwise set forth on Schedule 6.1 or as contemplated by this Agreement or consented to in writing by Purchaser, Seller shall not sell, lease, license or encumber or otherwise voluntarily dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of the Purchased Assets, other than sales of inventory and disposition of non-material, unregistered copyrightable works in the ordinary course of business consistent with past practice.

6.2 Required Approvals and Consents. As soon as reasonably practicable after the Execution Date, the Parties shall make all filings required to be made in order to consummate the Transactions, including all filings under the HSR Act in accordance with Section 6.3 and all filings required by applicable securities Laws. The Parties shall also fully cooperate, both before and after the Closing Date and at Purchaser’s expense with respect to the filing fees and the fees of Seller’s auditors incurred in seeking the TSX Approval, with each other with respect to all filings and reporting obligations that Purchaser elects to make or must comply with.

6.3 HSR Act.

6.3.1 Each party hereto shall, as promptly as possible, (i) but in no event later than ten (10) Business Days, make, or cause or be made, all filings and submissions (including those under the HSR Act) required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable commercial efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Other Agreements. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. Purchaser shall pay any and all filing fees with respect to any HSR Act or similar filings.

6.3.2 Seller and Purchaser shall use reasonable commercial efforts to give all notices to, and obtain all consents from, all third parties that are described in Schedule 4.7 of the Seller Disclosure Schedule.

6.3.3 Without limiting the generality of the parties’ undertakings pursuant to Sections 6.3.1 and 6.3.2, each of the parties hereto shall use all reasonable commercial efforts to:

(a) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Other Agreement;

(b) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Other Agreement; and

(c) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Other Agreement has been issued, to have such Governmental Order vacated or lifted.

6.3.4 All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Seller with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

6.3.5 Notwithstanding the foregoing, nothing in this Section 6.3.5 shall require, or be construed to require, Purchaser or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Purchaser or any of its Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated by this Agreement and the other Transaction Documents; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

6.4 Transition Activities. At the Closing, the Parties shall enter into a Transition Services Agreement with only such changes to the form attached as Exhibit D which are reasonably acceptable to the parties, to be effective immediately on the Closing Date, providing for the services specified therein pursuant to which Seller shall perform certain transitional services for Purchaser in accordance with the terms thereof.

6.5 Employees and Employee Benefits.

6.5.1 Commencing on the Closing Date, Purchaser (and/or an Affiliate of Purchaser for all of this Section 6.5) shall offer employment to each person listed on Schedule 6.5, with the terms of such employment to be substantially equivalent to those terms of each such person’s current employment arrangement with Seller (including salary, commissions, bonus and benefits), as previously provided to Purchaser by Seller. Seller shall terminate any employee who wishes to accept employment with Purchaser and waive any relevant non-compete solely with respect to employment with Purchaser.

6.5.2 Seller shall be solely responsible, and Purchaser shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Business, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with Seller at any time on or prior to the Closing Date and Seller shall pay all such amounts to all entitled persons on or prior to the Closing Date. Purchaser shall indemnify Seller for any and all Liabilities relating to or arising from the WARN ACT or any similar state statute.

6.5.3 Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of the Business or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Date. Seller also shall remain solely responsible for all worker’s compensation claims of any current or former employees, officers, directors, independent contractors or consultants of the Business which relate to events occurring on or prior to the Closing Date. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

6.5.4 Each employee of the Business who becomes employed by Purchaser in connection with the transaction shall be given service credit for the purpose of eligibility under the group health plan and eligibility and vesting only under the defined contribution retirement plan for his or her period of service with the Seller prior to the Closing Date.

6.6 Notifications. Between the Execution Date and the Closing Date, Seller, on the one hand, and Purchaser, on the other hand, shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or non-occurrence of any event (such notice, a “Change Notice”) of which its becomes aware after the execution hereof that (i) will or is reasonably likely to result in any of the conditions set forth in Article 7 becoming incapable of being satisfied, or (ii) with respect to Seller, causes Section 7.2.1 to be untrue, or with respect to Purchaser, causes Section 7.3.1 to be untrue, in each case, if the Closing Date was that day; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such Change Notice, except that such receiving party must inform the party sending the Change Notice within fifteen (15) days of receipt of such Change Notice that it will terminate this Agreement pursuant to either Section 9.1.2 or Section 9.1.3 (as applicable) on the basis of the facts disclosed in the Change Notice or else such receiving party may not terminate the Agreement on the basis of the facts disclosed in the Change Notice.

6.7 No Negotiation. Between the Execution Date and the earlier of (a) the Closing and (b) the termination of this Agreement, Seller shall not directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals, discuss or negotiate with, provide any information to, or consider the merits of any inquiries or proposals from any Person (other than Purchaser) relating to any transaction involving, in whole or in part, the Product (other than sales or licenses of the Product in the ordinary course of business) (an “Acquisition Proposal”), or that would otherwise compromise Seller’s ability to consummate the Transactions. In addition to the other obligations under this Section 6.7, Seller shall promptly (and in any event within three (3) Business Days after receipt thereof by Seller or its Representatives) advise Purchaser orally and in writing of any such Acquisition Proposal, any such request for information, or any inquiry with respect to a proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

6.8 Access to Information. From the date hereof until the earlier of (a) the Closing and (b) the termination of this Agreement afford Purchaser and its Representatives full and free access to and the right to inspect all of the properties, assets, premises, Product Records, Contracts and other documents and data related to the Business; (b) furnish Purchaser and its Representatives with such financial, operating and other data and information related to the Business as Purchaser or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller to cooperate with Purchaser in its investigation of the Business. Any investigation pursuant to this Section 6.8 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business or any other businesses of Seller and shall occur, unless otherwise agreed by Seller, in its sole and absolute discretion, during normal work hours.

6.9 Further Assurances; Further Documents.

6.9.1 As of the Execution Date, each of the Parties shall use reasonable commercial efforts, (a) to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article 7, as applicable to each of them, (b) to cause the Transactions to be consummated, and (c) without limiting the generality of the foregoing, to obtain all consents and authorizations of Third Parties and to make all filings with, and give all notices to, Third Parties that may be necessary or reasonably required on its part in order to consummate the Transactions. Without limiting the generality of the foregoing, Seller shall provide IriSys Inc. notice prior to the Closing of assignment of that certain Elixir Supply Agreement to Purchaser pursuant to the Transactions, and such notice shall be in conformance with the terms of that agreement.

6.9.2 Each of Purchaser and Seller shall, and shall cause its respective Affiliates to, at the request of the other Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement and the Transactions.

6.9.3 Parent shall use its commercially reasonable efforts to ensure that the Consideration Shares are (i) prior to Closing, conditionally approved for listing on the TSX subject only to the Standard Listing Conditions, and (ii) when issued, listed and posted for trading on the TSX upon their issuance. Parent shall in a timely manner file or cause to be filed with the TSX all necessary documents and shall take or cause to be taken all necessary steps as are necessary to satisfy its obligations set forth in the immediately preceding sentence (for greater certainty, Parent shall only be required to file documents required of Seller if and to the extent Seller complies with Section 6.9.4(i)). Parent will make all necessary filings and obtain all necessary regulatory consents and approvals (if any) from the Canadian securities commissions or regulators, and Parent will pay all filing, exemption and other fees required to be paid in Canada in connection with, the issuance and delivery of the Consideration Shares. Notwithstanding anything to the contrary in this Agreement, all costs and expenses incurred by Seller and its Affiliates in connection with the performance of its obligations set forth in Section 6.9.4, other than in respect of Personal Information Forms and other documents regarding Seller that are requested by the TSX, but including, without limitation, costs and expenses related to all auditor, legal (except to the extent that legal counsel for Seller reviews the public disclosure documents of Parent in advance of the public dissemination thereof, in accordance with Seller’s right to so review set forth in Section 6.9.4) and other professional fees and expenses, shall be borne solely by Parent, and Parent shall reimburse Seller for any costs and expenses promptly, but in any event within three (3) Business Days of Seller providing Parent with reasonable details of such costs and expenses. For greater certainty and notwithstanding the foregoing, Seller shall be responsible for and shall bear all costs of preparing and auditing the Financial Statements and audited financial statements for Seller in respect of its fiscal year ended December 31, 2013 consistent with its past practices. This Section 6.9.3 shall survive the Closing.

6.9.4 Seller shall use its commercially reasonable efforts (i) to assist Parent in securing the acceptance by the TSX of the Transactions including, without limitation, providing as soon as practicable any financial information relating to the Purchased Assets as may be required by the TSX and providing all Personal Information Forms as may be required by the TSX in respect of Seller and its shareholders; provided, however, that Parent will use its commercially reasonable efforts to, in its dealings with the TSX, minimize the information relating to the Purchased Assets, Seller and Seller’s Affiliates required by the TSX; provided, further, that Seller shall be provided a reasonable opportunity to review and comment on any draft document containing Seller information to be filed with or disclosed to the TSX in advance of the filing or disclosure thereof and Parent will give good faith consideration to any comments of Seller thereon, and (ii) to provide to Parent, as soon as reasonably practicable after the date of the Closing, all information and documents related to the Purchased Assets (including, but not limited to, the Financial Statements and audited financial statements for Seller in respect of its fiscal year ended December 31, 2013) reasonably required by Parent in order to comply with its obligation to prepare and file within the time required under Canadian Securities Laws a “business acquisition report” (as contemplated in NI 51-102), and Seller shall use its commercially reasonable efforts to (a) cause its auditors to cooperate with Parent’s accounting professionals and auditors as is reasonably required and (b) make available to Parent and its auditors all financial information related to the Purchased Assets (including, if required, carve-out financial statements related to the Purchased Assets and the Financial Statements and audited financial statements for Seller in respect of its fiscal year ended December 31, 2013, and any required auditor consents) as may be reasonably required by Parent, in each case, to comply with its obligations under Part 8 of NI 51-102; provided, however, that Seller shall be provided a reasonable opportunity to review and comment on any draft disclosure document containing Seller information to be publicly filed in connection with Parent’s obligations under Part 8 of NI 51-102 in advance of the filing or public disclosure thereof and Parent will give good faith consideration to any comments of Seller thereon. This Section 6.9.4 shall survive the Closing.

6.9.5 Seller will not, during the period ending on the date that is four (4) months plus one (1) day after the date of issuance of the Consideration Shares by Parent to Seller, sell or otherwise effect a trade of any of any Consideration Shares to any person resident in any Province or Territory of Canada or any person acquiring such Consideration Shares for the benefit of another person resident in any Province or Territory Canada, other than in a transaction which will be exempt from the prospectus requirements of applicable Canadian Securities Laws.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of Purchaser and Seller. The respective obligations of Purchaser and Seller to consummate the Transactions on the Closing Date are subject to the satisfaction or waiver (in accordance with Section 11.7) at or prior to the Closing Date of the following conditions:

7.1.1 Litigation. No preliminary or permanent injunction or other order has been issued by any court or by any applicable Governmental Authority, body or authority which enjoins, restrains, prohibits or makes illegal pursuant to applicable Law the Transactions on the Closing Date.

7.1.2 HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Transactions has expired or been terminated.

7.1.3 TSX. The TSX shall have issued a letter addressed to Parent (the “TSX Approval”) stating that the listing and posting for trading on the TSX of the Consideration Shares has been approved subject only to the satisfaction by Parent of such customary and standard post-Closing conditions imposed by the TSX in similar circumstances and set forth in such letter (the “Standard Listing Conditions”).

7.2 Conditions Precedent to Purchaser’s Obligations. Purchaser’s obligations to consummate the Transactions shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived, at Purchaser’s sole discretion, in writing by Purchaser:

7.2.1 Representations and Warranties. Each of the representations and warranties of Seller contained in Article 4 and the Other Agreements shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

7.2.2 Performance. Seller shall have performed and complied in all material respects with each of the covenants, agreements and obligations Seller is required to perform under this Agreement on or before the Closing.

7.2.3 Officer’s Certificate. Purchaser shall have received a certificate executed by a duly elected, qualified and acting officer of Seller certifying to the satisfaction of the conditions set forth in Sections 7.2.1 and 7.2.2.

7.2.4 Other Agreements. Seller shall have duly executed and delivered to Purchaser the Other Agreements.

7.2.5 FIRPTA Certificate. Purchaser shall have received a certificate, in form and substance reasonably satisfactory to Purchaser, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code.

7.2.6 Consents. All authorizations and consents that are listed on Schedule 7.2.6 of the Seller Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Purchaser at or prior to the Closing.

7.3 Conditions Precedent to Seller’s Obligations. Seller’s obligation to consummate the Transactions shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived, at Seller’s sole discretion, in writing by Seller:

7.3.1 Representations and Warranties. Each of the representations and warranties of Purchaser contained in Article 5 and the Other Agreements shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

7.3.2 Performance. Purchaser shall have performed and complied in all material respects with each of the covenants, agreements and obligations Purchaser is required to perform under this Agreement on or before the Closing.

7.3.3 Officer’s Certificate. Seller shall have received a certificate executed by a duly elected, qualified and acting officer of Purchaser certifying to the satisfaction of the conditions set forth in Sections 7.3.1 and 7.3.2.

7.3.4 Other Agreements. Purchaser or Parent, as applicable, shall have duly executed and delivered the Other Agreements to Seller.

7.3.5 Delivery of Purchase Price. Purchaser shall have delivered the Purchase Price to Seller.

ARTICLE 8

ADDITIONAL COVENANTS

8.1 Confidentiality; Publicity.

8.1.1 Except with respect to information about Seller that has been filed and made publicly available in connection with the TSX Approval or with the Canadian securities regulatory authorities, for which Seller waives any restrictions, limitations or prohibitions under the Confidentiality Agreement, the terms of the Confidentiality Agreement are hereby incorporated in this Agreement as though fully set forth herein and shall apply to any information provided to Seller or Purchaser pursuant to this Agreement. As used in this Section 8.1, the term “Confidential Information” shall have the meaning assigned to such term in the Confidentiality Agreement. Upon the Closing Date, the Confidentiality Agreement shall expire and be of no further force and effect with respect to all Confidential Information relating to the Product, the Purchased Assets or the Assumed Liabilities; provided, however, such expiration of the Confidentiality Agreement shall in no way prejudice or adversely affect Seller’s or Purchaser’s ability to seek damages, or any other remedy available to Seller or Purchaser, as appropriate, with respect to a violation by such Party (or its Affiliates or Representatives) of the Confidentiality Agreement prior to or after the Closing Date. Upon and after the Closing Date, the Confidentiality Agreement shall remain in full force and effect pursuant to its terms with respect to all other Confidential Information that does not relate to the Product, the Purchased Assets or the Assumed Liabilities.

8.1.2 From and after the Closing Date, all Confidential Information exclusively concerning the Product, the Purchased Assets and the Assumed Liabilities (the “Purchaser Proprietary Information”) shall be used by Seller and its Affiliates solely as required to perform its obligations, exercise or enforce its rights under this Agreement (or any Other Agreement), or comply with applicable Law (including applicable securities Laws), and for no other purpose. Seller shall not disclose, or permit the disclosure of any of the Purchaser Proprietary Information to any Person except those Persons to whom such disclosure is necessary to permit Seller to perform its obligations, exercise or enforce its rights under this Agreement (or any Other Agreement), or comply with applicable Law (including applicable securities Laws). Seller shall treat, and will cause its Affiliates and the directors, officers, employees, agents, representatives and advisors of Seller or any of their Affiliates to treat, the Purchaser Proprietary Information as confidential, using the same degree of care as Seller normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.

8.1.3 All Confidential Information obtained by Purchaser (or its Affiliates or representatives) from Seller (or its Affiliates or representatives) other than the Purchaser Proprietary Information (the “Seller Proprietary Information”) shall be used by Purchaser solely as required to perform its obligations, exercise or enforce its rights under this Agreement (or any Other Agreement), or comply with applicable Law (including applicable securities Laws), and for no other purpose. Purchaser shall not disclose, or permit the disclosure of any of the Seller Proprietary Information to any Person except those Persons to whom such disclosure is necessary to permit Purchaser to perform its obligations, exercise or enforce its rights under this Agreement (or any Other Agreement), or comply with applicable Law (including applicable securities Laws). Purchaser shall treat, and will cause its Affiliates and the directors, officers, employees, agents, representatives and advisors of Purchaser or any of their Affiliates to treat, the Seller Proprietary Information as confidential, using the same degree of care as Purchaser normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.

8.1.4 Purchaser acknowledges and agrees that Seller (and its Affiliates) may together retain one (1) or more copies of all or part of the documentation (including written or electronic records, files, manuals, filings, etc.), including any Purchaser Proprietary Information contained therein, that it delivers to Purchaser as part of the Purchased Assets, in accordance with the provisions of and solely for the purposes set forth in this Section 8.1.

8.1.5 In the event either Party is requested pursuant to, or required by, applicable Law to disclose any of the other Party’s Confidential Information (including Seller Proprietary Information or Purchaser Proprietary Information, as applicable), it will notify the other Party in a timely manner so that such Party may seek a protective order or other appropriate remedy or, in such Party’s sole discretion, waive compliance with the confidentiality provisions of this Agreement. Each Party will cooperate in all reasonable respects, in connection with any reasonable actions to be taken for the foregoing purpose. In any event, the Party requested or required to disclose such Confidential Information may furnish it as requested or required pursuant to applicable Law (subject to any such protective order or other appropriate remedy) without liability hereunder, provided that such Party furnishes only that portion of the Confidential Information which such Party is advised by a reasoned opinion of its counsel is legally required, and such Party exercises reasonable efforts to obtain reliable assurances that confidential treatment will be accorded such Confidential Information.

8.1.6 The Parties shall jointly agree upon the necessity and content of any press release in connection with the Transactions. Any other publication, news release or other public announcement by a Party relating to this Agreement or to the performance hereunder shall first be reviewed and consented to in writing by the other Party; provided, however, that notwithstanding any contrary term contained in the Confidentiality Agreement, (a) any disclosure that is required by Law (including applicable securities Laws) or stock exchange requirement as advised by the disclosing Party’s counsel may be made without the prior written consent of the other Party, (b) any Party may issue a press release or public announcement if the contents of such press release or public announcement have previously been made public other than through a breach of this Agreement by the issuing Party, without the prior written consent of the other Party, and (c) after the Closing, Purchaser may make public disclosures in any scientific publication, marketing material, press release and/or other public announcement in the ordinary course of its business if the contents of such publication relate primarily to the Product itself and not the terms of this Agreement. Other than the disclosures contemplated in clauses (a) through (c) of the previous sentence, to the extent practicable, the disclosing Party shall give at least two (2) Business Days advance notice of any such legally required disclosure to the other Party, and such other Party may provide any comments on the proposed disclosure during such period and if not practicable, such lesser practicable period, if any. Notwithstanding any contrary term contained in the Confidentiality Agreement, to the extent that either Party determines that it or the other Party is required to file or register this Agreement, a summary thereof or a notification thereof to comply with the requirements of an applicable stock exchange, TSX, New York Stock Exchange, or NASDAQ regulation or applicable securities Laws or any applicable Governmental Authority, including without limitation the SEC and/or any Canadian securities regulatory authority or commission, such Party shall use commercially reasonable efforts to give at least two (2) Business Days advance written notice of any such required disclosure to the other Party. Prior to making any such filing, registration or notification, the Parties shall consult with respect thereto regarding confidentiality. The Parties shall cooperate, each at its own expense, in such filing, registration or notification, including without limitation such confidential treatment request, and shall execute all documents reasonably required in connection therewith.

8.2 Seller Brands.

8.2.1 As of the Closing Date, Seller (or Seller on behalf of its Affiliate) hereby grants to Purchaser, and Purchaser hereby accepts, a non-exclusive, non-transferable, royalty-free, limited license in the Territory to display the Seller Brands on Product, solely to the extent necessary to allow the Purchaser to Distribute the Existing Finished Product Inventory (the “Seller Brand License”). Purchaser acknowledges that the Seller Brand License is being granted solely for transitional purposes and that Purchaser shall use commercially reasonable efforts to as quickly as is reasonably possible cease its use of the Seller Brands after the Closing Date, all of which such use shall, under any circumstances, cease by the first anniversary of the Closing Date, upon which date the license grated herein shall terminate.

8.2.2 Purchaser shall not (i) add any other labels or marks to, or otherwise alter, the Seller Brands; (ii) change in any way the style of the Seller Brands; (iii) apply for any Intellectual Property Registrations for the Seller Brands or any Trademark similar thereto; or (iv)

otherwise use the Seller Brands in any manner other than as specifically provided in this Section 8.2.

8.2.3 Purchaser (i) acknowledges Seller’s (or its Affiliate’s) ownership of the Seller Brands; (ii) shall do nothing inconsistent with such ownership; (iii) agrees that all use of the Seller Brands by Purchaser shall inure to the benefit and be on behalf of the Seller (or its Affiliate); and (iv) shall not challenge Seller’s (or its Affiliate’s) title to or right to use, in any manner, the Seller Brands. Nothing in this Agreement shall give Purchaser any right, title or interest in the Seller Brands other than the right to use the Seller Brands strictly in accordance with this Section 8.2. All use of the Seller Brands by Purchaser under this Section 8.2 shall conform to the standards followed by the Seller (or its Affiliate) prior to the Closing Date, and upon reasonable notice to Purchaser, Seller (or its Affiliates) shall have the right to review any materials created or used by or on behalf of Purchaser bearing or referring to the Seller Brands, or the standards used by Purchaser with respect to the Seller Brands, to ensure Purchaser’s compliance with this requirement.

8.2.4 Purchaser shall not have the right to, and shall not, assign or transfer to any Third Party (including for a pledge or grant of a security interest pursuant to a financing transaction), any rights licensed by the Seller (or its Affiliate) to Purchaser under this Section 8.2 without the Seller’s prior written consent.

8.2.5 Nothing in this Section 8.2, or any other provision of this Agreement or any provision of the Other Agreements, shall grant the Purchaser any rights in any of Seller’s internet domain names, registrations or applications for registration, or renewals thereof, registered in the United States or any other country or jurisdiction throughout the world, except as such Internet domain names, registrations or applications for registration, or renewals thereof are included as part of the Purchased Assets.

8.2.6 Other than as expressly provided in this Section 8.2 or elsewhere in this Agreement or the Other Agreements, Purchaser shall not use or apply to register, or permit any of its Affiliates or distributors to use or apply to register, any of the Seller Brands or any other corporate signs, Trademarks, names or other Intellectual Property now or hereafter owned, used or held for use by Seller or any of its Affiliates, other than the Product Intellectual Property on the terms provided herein and in the Other Agreements.

8.2.7 The Parties understand and agree that, in addition to all other legal remedies, the Seller (and its Affiliates) shall be entitled to seek immediate injunctive relief in order to enforce the terms of this Section 8.2.

8.3 Product Responsibility.

8.3.1 Except as otherwise set forth in this Agreement, from and after the Closing, Purchaser shall be solely responsible for (i) all regulatory matters with respect to the Product and the Purchased Assets, including without limitation relating to communicating and corresponding, preparing and filing reports, making adverse drug experience reports, and paying applicable fees, with and to applicable Governmental Authorities, under all applicable legal requirements including the Act, the PDMA, and the Prescription Drug User Fee Act of 1992; (ii)

taking all actions and conducting all communication with Third Parties in respect of Product (whether sold before or after the Closing), including responding to all complaints in respect thereof and all medical information requests, including complaints related to tampering or contamination; and (iii) investigating all complaints and adverse drug experiences in respect of the Product (whether sold before or after the Closing). Seller shall fully indemnify and reimburse Purchaser for all Losses, costs and expenses, including attorney and consultant fees, incurred in connection with any and all such matters arising from Product that was released into the market prior to the Closing.

8.3.2 From and after the Closing, Purchaser shall be solely responsible for conducting, handling or processing all recalls of units of Product, including recalls required by any Governmental Authority or voluntary recalls by Purchaser based on safety, efficacy or similar concerns, with respect to the Product, regardless of whether the Product was sold before or after the Closing. Purchaser shall destroy, or cause to be destroyed, in either case, all recalled Product in a manner consistent with applicable legal requirements. From and after the Closing, Purchaser shall be financially responsible for all recalls of units of Product released into the market after the Closing. For any recalled Product that was released into the market prior to the Closing, Seller shall fully indemnify and reimburse Purchaser for all Losses, costs and expenses, including attorney and consultant fees, incurred in connection with any and all such recalls that are required by any Governmental Authority or are reasonably voluntarily initiated by Purchaser based on safety, efficacy or similar concerns.

8.3.3 As soon as practicable, but in no event later than the expiration of the Seller Brand License, Purchaser will establish new NDC numbers for the Product and thereafter shall cause such NDC numbers to be used on the labeling, packaging and any other materials for the Product. Nothing set forth in this Section 8.3.3 shall prevent or restrict Purchaser from selling Inventory labeled with Seller Brand consistent with, and prior to expiration of, the Seller Brand License. Notwithstanding the foregoing, any Product Manufactured by or on behalf of Purchaser shall not be Manufactured using any existing Seller NDC numbers.

8.4 Product Returns, Rebates and Chargebacks.

8.4.1 NDC Numbers. Following the Closing Date in accordance with Section 8.3.3, Purchaser shall obtain its own NDC numbers for Products and shall use commercially reasonable efforts to have in place as soon as reasonably practicable all artwork and resources such that sales of Product after the Closing Date can be accomplished under the NDC numbers of Purchaser. Purchaser shall use its new NDC numbers on all invoices, orders and other communications with customers and Governmental Authorities as soon as the Existing Finished Product Inventory labeled with Seller’s NDC number have been exhausted by Purchaser.

8.4.2 Product Returns.

(a) Subject to Seller’s and Purchaser’s, as applicable, financial responsibility for returns of Product as provided in Section 8.3, Purchaser will be responsible for processing returns of all Product packaged for commercial sale (“Finished Product”) labeled with Seller’s NDC number after the Closing Date and shall cause its processor to process trade returns in accordance with Purchaser’s normal returns procedures. The joint notice set forth on

Schedule 8.4.2 will notify all customers of the foregoing change in trade return procedures as soon as practicable following the Closing, but in any event no later than one (1) Business Day after the Closing.

(b) For any Finished Product that is returned to one Party but is the processing responsibility of the other Party pursuant to Section 8.4.2(a), the Party receiving such returned Finished Product will destroy, or cause to be destroyed, all such Finished Product. Each of Purchaser and Seller shall destroy, or cause to be destroyed, all such returned Finished Product in a manner consistent with all applicable Law and the costs related to such destruction shall be reimbursed by the Party responsible for processing such returns.

(c) Neither Purchaser nor Seller shall instruct, recommend or attempt to induce customers who have previously purchased any Finished Product from it to: (i) return such Finished Product when that would not otherwise have been the case but for such Party’s instructions, recommendations or inducement; or (ii) delay the return of such Finished Product. For the avoidance of doubt, Purchaser’s shipment of units of Finished Product to customers in the ordinary course will not be deemed to violate this Section 8.4.2(c).

8.5 Government Price Reporting.

8.5.1 Seller shall be responsible for submitting all Governmental Price Reports for all Product(s) bearing an NDC of Seller for all reporting periods ending on or before the Closing Date as required. Unless otherwise agreed, beginning with the reporting period in which the Closing Date occurs, Purchaser shall be responsible for submitting all Governmental Price Reports, with the exception of ASP, for Product(s) bearing an NDC of Seller. Effective with the reporting period in which the Closing Date occurs, Seller shall name Purchaser as a designee, with certification access, in the Drug Data Reporting for Medicaid system for purposes of reporting the Average Manufacturer Price (“AMP”) (as defined at 42 U.S.C. § 1396r-8(k)(1)) and the Best Price (as defined at 42 U.S.C. § 1396r-8(c)(1)(C)) and other required pricing data for the Product(s) bearing an NDC of Seller. If other Product(s) are reported to the CMS by Seller under the labeler of any Product(s), Seller shall remain as the Technical, Invoice and Legal contacts for such Product(s) with CMS. Beginning with the reporting period in which the Closing Date occurs, for ASP, Purchaser shall be responsible for calculating the ASP bearing an NDC of Seller and sending the mandated ASP data, including a signed, original certification document to a designated contact of Seller within five (5) days of the submission due date to CMS.

8.5.2 Seller acknowledges that Purchaser will require certain information from Seller in order to submit the Governmental Price Reports after the Closing Date. Accordingly, Seller agrees that, (a) upon Purchaser’s request, Seller or Seller’s vendor shall provide to Purchaser, within ten (10) days after the end of such calendar month, relevant Product(s) information, including baseline AMPs, and general transactional data up to a year after the Closing Date which Purchaser deems necessary for each NDC of the Product(s) for use in calculating AMP; (a) if the Closing Date is not on the first day of the quarter for the Calendar Quarter in which the Closing Date occurs, Seller shall provide to Purchaser, within twenty-five (25) days after the end of such Calendar Quarter, the Best Price, customary prompt pay discounts, and sales at nominal price, and any additional data needed to comply with state price reporting requirements. Regarding state reporting, Purchaser and Seller agree to follow a mutually agreeable process to ensure state price reporting requirements remain in effect for each NDC under the Seller’s labeler. Seller further agrees that, for each NDC-11 of any Product(s), it shall provide to Purchaser, within ten (10) days after the Closing Date, the following: (i) if the Closing Date occurs in Calendar Quarters 1, 2, or 3, Seller shall provide the Federal Ceiling Prices in effect during the Calendar Year in which the Closing Date occurs; (ii) if the Closing Date occurs in Calendar Quarter 4, Seller shall provide both the Federal Ceiling Price in effect during the Calendar Year in which the Closing Date occurs and the calculated Federal Ceiling Price for the next Calendar Year. Per the Department of Veteran Affairs Product(s) transfer rules, depending on the Calendar Quarter in which the Closing Date occurs, the Purchaser is required to sell at Seller’s calculated Federal Ceiling Prices in effect during the Calendar Year in which the Closing Date occurs or if the Closing Date occurs in Calendar Quarter 4, Purchaser is required to sell at Seller’s calculated Federal Ceiling Prices for the next Calendar Year; (iii) commercial sales data required for Non-FAMP calculation for the current Calendar Quarter through the Closing Date, as well as such data for preceding Calendar Quarters within the Federal Fiscal Year (October 1 - September 30) in which the Closing Date occurs; (iv) relevant Non-Federal Average Manufacturer Prices necessary to complete Annual Public Law Update; (v) all commercial sales data for the current Calendar Quarter through the Closing Date, as well as all such data for the preceding Calendar Quarters within the Federal Fiscal Year (October 1 - September 30) in which the Closing Date occurs; and (vi) the most recent Tricare retail pharmacy dispensing data report for the previous four quarters made available by the Department of Defense either on or before the Closing Date. All pricing data furnished by Seller pursuant to this subsection shall be provided in the same format that such data are provided by Seller to CMS and/or the VA in connection with Seller’s own Governmental Price Reports, or in a format otherwise prescribed by Purchaser. For pricing and sales data that are required in order to submit Governmental Price Reports, but that are not themselves provided to the CMS and/or the Department of Veterans Affairs, Seller will furnish that data in a format prescribed by Purchaser.

8.5.3 Without limiting the foregoing, any and all data furnished by Seller that are required for the reporting of the Product(s) under the Medicaid drug rebate program (and under Medicare Part B) pursuant to this subsection shall be certified in the same format provided by Seller to CMS. Without limiting the foregoing, Seller agrees that, from and after the Closing Date until the date which is one (1) Calendar Year after the expiration date of the last lot sold bearing an NDC of Seller, Seller shall provide to Purchaser, within ten (10) days after the end of each reporting period, all data or other information to the Governmental Price Reports for such Product(s) reasonably requested by Purchaser for use by Purchaser in completing such Governmental Price Reports.

8.5.4 Seller shall report accurately to Purchaser all data or other information provided from third parties to Seller pursuant to Section 8.5.1, 8.5.2, or 8.5.3 above. Seller shall promptly notify Purchaser upon discovery of any errors on or corrections to the data or other information provided to Purchaser pursuant to Section 8.5.1, 8.5.2, or 8.5.3 above.

8.5.5 Purchaser shall notify Seller of any change in the wholesale acquisition cost of any Product(s) no later than the same time that Purchaser notifies third party vendors of the change in such wholesale acquisition cost.

8.5.6 Purchaser shall notify Seller of the date(s) of last lot expiration of each Product(s) when the NDC(s) there for are discontinued.

8.6 Seller Governmental Payments and Other Contractual Obligations.

8.6.1 Seller shall be solely and exclusively responsible for processing and payment of any and all Tricare retail rebates owed based on Tricare retail pharmacy dispensing of all Product(s) bearing an NDC of Seller for which utilization data is available or has been made available electronically or in writing on or prior to the Closing Date and until such Product(s) have been deleted from Seller’s Pricing Agreement with Tricare Management Activity and added to Purchaser’s Pricing Agreement with Tricare Management Activity (even if the due date for rebate payment falls after the Closing Date).

8.6.2 Seller shall be solely and exclusively responsible for processing and payment of any and all rebates, chargeback claims and related fees payable under a PHS pharmaceutical pricing agreement for Product(s) sold by it, and in any event for thirty (30) days after the Closing Date and providing the initial PHS prices within five (5) days of the Closing Date for the Product(s) and the subsequent quarter’s PHS prices within thirty (30) days of the start of the quarter to Purchaser. In the event Purchaser does not have an existing PHS agreement, Seller shall continue to pay rebates/chargebacks for Product(s) bearing an NDC of Seller. Seller shall invoice Purchaser for all rebates, chargeback claims and related fees on distributor invoices for Product(s) sold by Purchaser, and Purchaser shall pay Seller the amount of such invoice with thirty (30) days of receipt of such invoice.

8.6.3 Seller shall notify Purchaser within ten (10) days of notice of any inspection, investigation or other inquiry by, or other material governmental notice or communication from CMS, the Department of Health and Human Services Office of the Inspector General, or any other governmental agency relating to the Manufacture, sale, marketing, promotion, distribution, or use of the Product(s) or relating to any Governmental Price Reports submitted by Seller. This obligation extends to any subsequent revisions to such claims even if made after the Closing Date.

8.6.4 Seller shall be solely and exclusively responsible for processing and payment of any and all Medicaid rebates payable for all Product(s) bearing an NDC of Seller for periods prior to and including the Calendar Quarter in which the Closing Date takes place. Seller shall invoice Purchaser beginning with the Calendar Quarter immediately following the Calendar Quarter during which the Closing Date takes place for payments made on behalf of Purchaser, and Purchaser shall pay the invoiced amounts within thirty (30) days of the receipt of such invoice.

8.7 Purchaser Governmental Payments and Other Contractual Obligations.

8.7.1 Purchaser shall be solely and exclusively responsible for (a) Tricare retail rebates relating to the Product(s) bearing an NDC of Seller which are sold by Purchaser and for which utilization data are first made available by the Department of Defense after the Closing Date; and (b) payment of Product(s) bearing an NDC of Purchaser.

8.7.2 Purchaser shall be solely and exclusively responsible for PHS rebates, chargeback claims and related fees on distributor invoices dated thirty-one (31) days or more after the Closing Date for Products bearing an NDC of Seller and sold by Purchaser and any Product bearing an NDC of Purchaser.

8.7.3 Purchaser shall be solely and exclusively responsible for (a) Federal Supply Schedule rebates, chargeback claims and related fees (i.e. Industrial Funding Fee) for distributor invoices dated thirty-one (31) days or more after the Closing Date for Products bearing an NDC of Seller and sold by Purchaser; (b) and any Product(s) bearing an NDC of Purchaser.

8.7.4 Purchaser shall be solely and exclusively responsible for (a) reimbursement to Seller for any and all payments required under the Medicare Coverage Gap Discount Agreement for all Seller NDCs that are sold by Purchaser after the Closing Date under the Medicare Coverage Gap Discount Program established by the Secretary under Sections 1860D-14A and 1860D-43 of the Social Security Act; and (b) all payments required under the Medicare Coverage Gap Discount Agreement for Purchaser NDCs.

8.7.5 Purchaser shall be solely and exclusively responsible for (a) reimbursement to Seller of any and all Medicaid rebates paid for claim quarters beginning with the Calendar Quarter immediately following the Calendar Quarter during which the Closing Date takes place for all Products bearing an NDC of Seller; (b) payment of any and all Medicaid rebates payable for all Products bearing an NDC of Purchaser; and (c) Purchaser notifying Seller of any state supplemental contracts for the Products bearing Seller NDC in effect after the Closing Date.

8.8 Regulatory Matters.

8.8.1 Subject to any obligations of Seller under the Transition Services Agreement, from and after the Closing Date, Purchaser, shall be solely responsible for (a) taking all actions, paying all fees and conducting all communication with the applicable Governmental Authority required by Law in respect of the Registrations, including preparing and filing all reports (including adverse drug experience reports) with the applicable Governmental Authority (whether the Product is sold before or after transfer of the Registrations), (b) taking all actions and conducting all communication with Third Parties with respect to Product sold pursuant to the Registrations (whether sold before or after transfer of the Registrations), including responding to all complaints in respect thereof, including complaints related to tampering or contamination, (c) investigating all complaints and adverse drug experiences with respect to Product sold pursuant to the Registrations (whether sold before or after transfer of the Registrations), and (d) carrying out any Phase IV post approval commitment (such as patient surveys).

8.8.2 From and after the Closing Date, Seller shall promptly notify the Purchaser of complaints or reports received of an adverse drug experience with respect to the Product.

8.8.3 Purchaser, at its cost, shall be solely responsible and liable for conducting all voluntary and involuntary recalls of units of the Existing Finished Product Inventory,

including recalls required by any applicable Governmental Authority and recalls of units of the Existing Finished Product Inventory deemed necessary by Seller in its reasonable discretion; provided, however, that Seller shall fully indemnify and reimburse Purchaser for the Losses, expenses and costs of conducting recalls relating to the Existing Finished Product Inventory, including the costs of notifying customers, the costs associated with shipment of such recalled Existing Finished Product Inventory, and the price paid for such Existing Finished Product Inventory. Seller promptly shall notify Purchaser in the event that a recall of the Existing Finished Product Inventory is necessary, and at Purchaser’s reasonable request, Seller shall cooperate, at its own expense, in connection with any such recall.

8.8.4 To the extent not otherwise previously completed pursuant to Section 3.2.1(b), Seller shall, within fifteen (15) days of the Closing Date, notify the FDA of the transfer of the Registrations to Purchaser in accordance with all applicable Laws.

8.8.5 To the extent not otherwise previously completed pursuant to Section 3.2.2(c), Purchaser shall, within fifteen (15) days of the Closing Date, notify the FDA of its assumption of the Registrations from Seller in accordance with applicable Laws.

8.8.6 Seller shall be responsible for reporting to CMS any direct or indirect payments or other transfers of value that Seller makes to relating to the Product (whether made on, before, or after the Closing Date), and ownership and investments interests in Seller, as may be required under 42 C.F.R. Part 403 or any similar state payment reporting Law. Purchaser shall be responsible for reporting to CMS any direct or indirect payments or other transfers of value that Purchaser makes relating to the Product (whether made on, before, or after the Closing Date), and ownership and investments interests in Purchaser, as required under 42 C.F.R. Part 403 or any similar state reporting Law.

8.9 Tax Matters.

8.9.1 The Parties waive compliance with any bulk sales law or similar law in connection with the consummation of the transactions contemplated herein

8.9.2 Purchaser and Seller each recognize their mutual obligations pursuant to Section 1060 of the Code to timely file an initial and appropriate supplemental IRS Form 8594 with each of their respective U.S. federal income Tax Returns (the “Asset Acquisition Statement”). Accordingly, Purchaser and Seller agree to cooperate in good faith in the preparation of the Asset Acquisition Statement for timely filing in each of their respective U.S. federal income Tax Returns in accordance with a written statement (the “Statement of Allocation”), setting forth an allocation of the Purchase Price (which for such purpose shall be increased by the amount of the Assumed Liabilities and any other amounts as allowed under the Code and/or Treasury Regulations and subsequently adjusted for any adjustments to the Purchase Price) between and among each item of the Purchased Assets, covenants and license rights (as applicable for each Statement of Allocation) in accordance with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder. Within ninety (90) days after the Closing Date, Seller shall prepare and deliver to Purchaser a proposed Statement of Allocation. If Purchaser approves the Statement of Allocation, then, unless otherwise prohibited by Law, all federal, state and local income Tax Returns of Purchaser and Seller shall be filed consistently with the agreed upon allocations made pursuant to the Statement of Allocation and as set forth in the Asset Acquisition Statement. If Purchaser does not approve the Statement of Allocation, Purchaser and Seller shall make good faith efforts to agree on the allocation of the consideration between and among each item of the Purchased Assets, covenants and license rights. If Purchaser and Seller, after good faith negotiations, cannot agree on the allocation of the consideration within one hundred and fifty (150) days following the Closing Date, then the allocation shall be resolved by the Accountants and the Parties shall file IRS Form 8594 and all Tax Returns in a manner consistent with such allocation.

8.9.3 Seller and Purchaser shall provide reasonable cooperation and information to each other in connection with (a) the preparation or filing of any Tax Return (including Transfer Tax returns), amended Tax Return, Tax election, Tax consent or certification, or any claim for a Tax refund, (b) any determination of liability for Taxes, and (c) any audit, examination or other proceeding in respect of Taxes related to the Product. Any information obtained under this Section 8.9 shall be kept confidential pursuant to Section 8.1, except as may be otherwise necessary in connection with the filing of Tax Returns, claims for a Tax refund or in conducting any audit, examination or other proceeding in respect of Taxes.

8.9.4 All Transfer Taxes (including any Tax arising solely as a result of any of the Purchased Assets being transferred from a non-U.S. jurisdiction to Purchaser pursuant to this Agreement or the Other Agreements) shall be borne one-half by the Purchaser and one-half by the Seller. The cost of recording documents and filing Transfer Tax returns in connection with the transactions contemplated in this Agreement shall be borne equally by the Purchaser and Seller.

8.9.5 All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period that is a Straddle Period, whether or not imposed or assessed before or after the Closing Date, shall be apportioned between Seller and Purchaser based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for such Taxes, Purchaser or Seller, as applicable, shall present a statement to the other Party setting forth the amount of reimbursement to which it shall be entitled under this Section 8.9.5 upon payment of such bill, together with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Payment of such reimbursement amount shall be made by the Party owing it to the Party to which it is owed within ten (10) days after delivery of such statement. In the event that either Seller or Purchaser shall make any payment for which it is entitled to reimbursement under this Section 8.9.5, the other Party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

8.9.6 Any dispute, controversy, or claim between Seller, on the one hand, and Purchaser, on the other hand, arising out of or relating to the provisions of this Agreement that relates to Taxes that cannot be resolved by negotiations between Seller and Purchaser shall be submitted to Accountants for resolution. Accountants shall control the proceedings related to the dispute resolution and may request such evidence and information as it deems necessary. The resolution reached by Accountants shall be binding on the Seller and Purchaser and their respective affiliates. The expenses of Accountants shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand.

8.10 Parent Board Matters.

8.10.1 Promptly after Closing, Seller shall elect to the board of directors of Parent (the “Parent Board”) one (1) nominee selected by Seller (the “Seller Nominee”). For so long as Seller holds at least an aggregate of 10% or more of the then issued and outstanding shares of Parent Common Stock, Parent shall (i) recommend (in advance of each meeting of shareholders of Parent) to Parent’s shareholders entitled to vote on the election of directors that such shareholders vote in favor of or consent to the election of (or against the removal of, as the case may be) the Seller Nominee as a director of Parent, and (ii) cause all properly completed proxies received by Parent in respect of the election or removal of directors at the relevant time to be voted in the manner specified in such proxies, in each case subject to the following terms and conditions:

(a) the Seller Nominee shall be an individual acceptable to the Parent Board, acting reasonably and in good faith and must satisfy all applicable legal and regulatory requirements for directors of Parent, including requirements of the TSX and applicable corporate and Canadian Securities Laws (collectively, the “Director Eligibility Requirements”); and

(b) if, at any time (i) the Seller Nominee is unwilling or unable to continue to serve as a nominee of Seller or director of Parent, including as a result of failing to meet the Director Eligibility Requirements or (ii) Seller determines to remove and replace the Seller Nominee, Seller will be entitled in its sole discretion to nominate an alternate director by notice to Parent. In any of the cases described above in this Section 8.10, Seller shall use its commercially reasonably efforts to cause the Seller Nominee to resign from the Parent Board as promptly as practicable, and, following such resignation, provided that such alternate nominee meets the Director Eligibility Requirements, the Parent Board shall, subject to applicable laws regarding the appointment of directors between shareholder meetings, cause such alternate nominee to be appointed to the Parent Board as promptly as practicable.

8.10.2 Seller shall use its reasonable commercial efforts to cause the Seller Nominee to provide his or her consent to act as a director of Parent effective at the time of such election to the Parent Board and to provide all information and documentation (including Personal Information Forms) as the TSX may require or request in connection with his or her appointment to the Parent Board and, if Seller Nominee does not provide such consent or any of such information or documentation or if the TSX does not permit Seller Nominee to act as a director of Parent, then Parent shall have no further obligations to Seller under this Section 8.10 in respect of such Seller Nominee, provided that Seller shall be entitled to appoint an alternate nominee, and provided that such alternate nominee meets the Director Eligibility Requirements, the Parent Board shall, subject to applicable laws regarding the appointment of directors between shareholder meetings, cause such alternate to be appointed to the Parent Board as promptly as practicable. Upon Seller ceasing to hold at least an aggregate of 10% of the issued and outstanding shares of Parent Common Stock, Parent shall, in connection with the next following meeting of shareholders, not be required to recommend to Parent’s shareholders to vote in favor of or consent to the election of (or against the removal of, as the case may be) the Seller Nominee as a director of Parent, following which this Section 8.10.2 and Section 8.10.1 will cease to have any further force or effect.

ARTICLE 9

TERMINATION AND SURVIVAL

9.1 Termination.

9.1.1 This Agreement may be terminated at any time before the Closing Date

(a) by mutual written consent of Purchaser and Seller; or

(b) by either Party if the Closing has not occurred by 11:59 p.m., New York time, on May 19, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1.1(b) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Closing to occur by such time or if this Agreement is terminable pursuant to either Section 9.1.2(c) or Section 9.1.3(c).

9.1.2 This Agreement may be terminated by Seller before the Closing Date, in writing, if:

(a) (i) any representation or warranty of Purchaser set forth in this Agreement shall have become untrue or Purchaser has breached any covenant or agreement of Purchaser set forth in this Agreement, and (ii) such breach or misrepresentation is not capable of being cured within thirty (30) days of written notice from Seller;

(b) a material breach of any provision of this Agreement has been committed by Purchaser, such breach has not been waived by Seller and such breach is not cured by Purchaser within thirty (30) days after written notice thereof or, in the reasonable determination of Seller, is incapable of being cured by Purchaser; or

(c) on the Outside Date, Purchaser does not have the funds available to pay Seller the cash portion of the Purchase Price or Parent is unable to deliver to Seller the Consideration Shares as provided for herein.

9.1.3 This Agreement may be terminated by Purchaser before the Closing Date, in writing, if:

(a) (i) any representation or warranty of Seller set forth in this Agreement shall have become untrue or Seller has breached any covenant or agreement of Seller set forth in this Agreement, and (ii) such breach or misrepresentation is not capable of being cured within thirty (30) days of notice from Purchaser;

(b) a material breach of any provision of this Agreement has been committed by Seller, such breach has not been waived by Purchaser and such breach is not cured by Seller within thirty (30) days after written notice thereof or, in the reasonable determination of Purchaser, is incapable of being cured by Seller;

(c) on the Outside Date, Purchaser does not have the funds available to pay Seller the cash portion of the Purchase Price or Parent is unable to deliver to Seller the Consideration Shares as provided for herein; or

(d) upon occurrence of a Material Adverse Effect.

9.2 Procedure and Effect of Termination. Upon termination of this Agreement by Seller or Purchaser, as applicable, pursuant to Section 9.1, written notice thereof shall forthwith be given to the other Party, and this Agreement shall terminate and shall forthwith become void and there shall be no liability or obligation on the part of the Parties or their respective Representatives except as set forth in the following sentence. Notwithstanding anything herein to the contrary, termination of this Agreement pursuant to either Section 9.1.2(c) or Section 9.1.3(c) shall terminate all outstanding obligations and liabilities between the Parties arising from this Agreement except those described in Section 11.2.2. Any other termination of this Agreement shall terminate all outstanding obligations and liabilities between the Parties arising from this Agreement except those described in: (i) Section 8.1, this Article 9, Article 10 and Article 11; (ii) the Confidentiality Agreement; and (iii) any other provisions of this Agreement which by their terms survive any such termination.

ARTICLE 10

INDEMNIFICATION AND DISPUTE RESOLUTION

10.1 Indemnification.

10.1.1 Seller’s Indemnification Obligations. Subject to Section 10.1.2, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates and their respective officers, directors, agents, and employees (collectively, the “Purchaser Indemnitees”) from and against any and all Liabilities, paid or payable by any Purchaser Indemnitee (collectively, “Purchaser Losses”) to the extent that such Purchaser Losses are based on, result from, or arise in connection with (a “Purchaser Claim”):

(a) any Excluded Liability (collectively, “Excluded Liability Claims”);

(b) any Liability arising from any breach of the representations and warranties set forth in Sections 4.1, 4.2, 4.4.1 and 4.11 (collectively, “Fundamental Representation Claims”);

(c) any Liability arising from fraud, intentional misrepresentation or the cause or Knowledge of a deliberate or willful breach of any representations, warranties or covenants of Seller under this Agreement or in any agreement, document, certificate, schedule or exhibit delivered pursuant hereto (collectively, “Fraud Claims”);

(d) other than Excluded Liability Claims, Fundamental Representation Claims, Fraud Claims, any Liability arising from any other breach of (i) any representation, warranty of Seller under this Agreement (collectively, “General Claims”) or (ii) covenant of Seller under this Agreement;

10.1.2 Limitations on Seller’s Indemnification Obligations. The Liability of Seller to provide any indemnification to any Purchaser Indemnitee and the right of the Purchaser Indemnitees to indemnification under Section 10.1.1 shall be subject to the following provisions:

(a) no claims for indemnification shall be made under this Agreement against Seller, and no indemnification shall be payable to any Purchaser Indemnitees, with respect to General Claims made after the date which is eighteen (18) months following the Closing Date; provided, that claims with respect to a breach of Section 4.8 (Taxes) and Section 4.19 (Environmental Matters) shall survive until the expiration of the applicable statute of limitations; and

(b) claims for indemnification with respect to covenants of Seller under this Agreement, Fundamental Representation Claims, Excluded Liability Claims and Fraud Claims made under this Agreement shall not be subject to any of the limitations set forth in this Section 10.1.2.

10.1.3 Purchaser’s Indemnification Obligations. Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates and their respective officers, directors, agents and employees (collectively, the “Seller Indemnitees”) from and against any and all Liabilities paid or payable by any Seller Indemnitee (collectively, “Seller Losses”) to the extent that such Seller Losses are based on, result from, or arise in connection with (a “Seller Claim”); the Assumed Liabilities after the Closing or breach of Purchaser’s representations and warranties set forth in Article 5 and any covenant with respect to Taxes or tax related matters set forth herein or in any Other Agreement, including Section 8.9 of this Agreement;

10.1.4 Limitations on Purchaser’s Indemnification Obligations. The Liability of Purchaser to provide any indemnification to any Seller Indemnitees and the right of the Seller Indemnitees to indemnification under Section 10.1.3 shall be subject to the following provisions:

(a) no claims for indemnification shall be made under this Agreement against Purchaser, and no indemnification shall be payable to any Seller Indemnitees, with respect to a breach of any other representation and warranty (other than Sections 5.1 and 5.2) or any covenant of Purchaser under this Agreement, made after a date which is eighteen (18) months following the Closing Date;

(b) no claims for indemnification shall be made under this Agreement against Purchaser, and no indemnification shall be payable to any Seller Indemnitees, with respect to a breach of Section 5.9 (Taxes) made after the date that is thirty (30) days after the expiration of all applicable statutes of limitation; and

(c) claims for indemnification with respect to breach of representations and warranties under Sections 5.1 and 5.2, a breach of the covenants of Purchaser under this Agreement, Assumed Liabilities or any Liability arising from fraud, intentional misrepresentation or the cause or Knowledge of a deliberate or willful breach of any representations, warranties or covenants of Purchaser under this Agreement or in any agreement, document, certificate, schedule or exhibit delivered pursuant (such claims collectively, “Seller Excluded Claims”) shall not be subject to any of the limitations set forth in this Section 10.1.4.

10.1.5 Further Limitations on Indemnification Obligations.

(a) Purchaser shall not be entitled to receive any indemnification payments under Section 10.1.1 for General Claims unless and until the total of all such claims exceeds one million, two hundred and fifty thousand dollars ($1,250,000), whereupon Purchaser shall be entitled to receive indemnity payments for all such Purchaser Losses in excess of $400,000 (the “Indemnification Basket”); provided, that the maximum aggregate amount of indemnification payments under Section 10.1.1 for General Claims to which Purchaser shall be entitled shall not exceed twenty five million dollars ($25,000,000) (the “Indemnification Cap”).

(b) Neither the Indemnification Basket nor the Indemnification Cap shall apply with respect to Purchaser Losses for any claims made in connection with covenants of Seller under this Agreement, Excluded Liability Claims, Fundamental Representation Claims, and Fraud Claims.

(c) Except with respect to Seller Excluded Claims: Seller shall not be entitled to receive any indemnification payments under Section 10.1.3 unless and until the total of all claims for Seller Losses exceeds one million, two hundred and fifty thousand dollars ($1,250,000), whereupon Seller shall be entitled to receive indemnity payments for all such Seller Losses in excess of $400,000; provided, that the maximum aggregate amount of indemnification payments under Section 10.1.3 for claims, other than Seller Excluded Claims, to which Seller shall be entitled shall not exceed twenty five million dollars ($25,000,000).

10.2 Indemnification Procedures.

10.2.1 Each indemnified party shall notify the indemnifying Party in writing (and in reasonable detail) of the claim within ten (10) Business Days after receipt by such indemnified party of notice of the Purchaser Claim or Seller Claim, as the case may be, or otherwise becoming aware of the existence or threatened existence thereof (such Purchaser Claim or Seller Claim being referred to as a “Claim”). Failure to give such notice shall not constitute a defense, in whole or in part, to any Claim by an indemnified party hereunder except and only to the extent that the indemnifying Party forfeits rights or defenses by reason of such failure. The indemnifying Party shall notify the indemnified party of its intentions as to defense of the Claim or potential Claim in writing within ten (10) Business Days after receipt of notice of the Claim.

10.2.2 With respect to any Third Party Claim, the indemnifying Party shall assume exclusive control of the defense and settlement (including all decisions relating to litigation, defense and appeal) of any such Claim (so long as it has confirmed its indemnification obligation responsibility to such indemnified party under this Section 10.2.2 with respect to a given Claim); provided, however, that the indemnifying Party may not settle such Claim in any manner that would require payment by the indemnified party, or would materially adversely affect the rights granted to the indemnified party hereunder, or would materially conflict with the terms of this Agreement (or an Other Agreement); provided, further, that if the indemnifying party is Seller, such indemnifying party shall not have the right to defend or direct the defense of any such Third Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of the Business, or (ii) seeks an injunction or other equitable relief against the indemnified party with respect to the sale or marketing of the Product.

10.2.3 With respect to any Third Party Claim, the indemnified party shall reasonably cooperate with the indemnifying Party in its defense of the Claim (including, without limitation, making documents and records available for review and copying and making Persons within its control available for pertinent testimony in accordance with the confidentiality provisions of Section 8.1, and neither Party shall be required to divulge privileged material to the other) at the indemnifying Party’s expense solely with respect to out-of-pocket expenses incurred by the indemnified party (but excluding internal costs and expenses, including employee time or other internal overhead costs). With respect to any Third Party Claim, if the indemnifying Party assumes defense of the Claim, an indemnified party may participate in, but not control, the defense of such Claim using attorneys of its choice and at its sole cost and expense, with such cost and expense not being covered by the indemnifying Party. With respect to any Third Party Claim, an indemnifying Party shall have no obligation or liability under this Article 10 as to any Claim for which settlement or compromise of such Claim or an offer of settlement or compromise of such Claim is made by an indemnified party without the prior written consent of the indemnifying Party, which consent shall not be unreasonably withheld. With respect to any Third Party Claim, if an indemnifying Party notifies the indemnified party in writing that it will not defend the indemnified party against such a Claim asserted against the indemnified party, or if the indemnifying Party assumes the defense of the Claim in accordance with Section 10.2.2 yet fails to defend or take other reasonable, timely action, in response to such Claim asserted against the indemnified party, the indemnified party shall have the right to defend or take other reasonable action to defend its interests in such proceedings, and shall have the right to litigate, settle or otherwise dispose of any such Claim; provided, however, that no Party shall have the right to settle a Claim in a manner that would adversely affect the rights granted to the other Party hereunder, or would materially conflict with this Agreement, or would require a payment by the other Party.

10.3 Sole Remedy. Each Party acknowledges and agrees that its sole and exclusive remedy after the Closing with respect to any and all claims and causes of action under this Agreement (other than (a) rights, claims and causes of action under the Other Agreements and (b) claims of, or causes of action arising from fraud, intentional misrepresentation, willful misconduct, other tortious acts), shall be pursuant to the indemnification provisions set forth in this Article 10. In furtherance of the foregoing, each Party hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action under this Agreement (other than (a) rights, claims and causes of action under the Other Agreements and (b) claims of, or causes of action arising from fraud, intentional misrepresentation, willful misconduct, other tortious acts), it may have against the other Party arising under or based upon any applicable Law or arising under or based upon common law or otherwise (except pursuant to the indemnification provisions set forth in Section 10.1.1 or 10.1.3, as applicable).

10.4 Limitation on Liability. EXCEPT AS SET FORTH IN SECTION 10.1.1 AND SECTION 10.1.3 WITH RESPECT TO THIRD PARTY CLAIMS, BREACH OF SECTION 8.1 (CONFIDENTIALITY), FRAUD OR WILLFUL MISCONDUCT, IN NO EVENT SHALL EITHER PARTY, ITS DIRECTORS, TRUSTEES, OFFICERS, EMPLOYEES, AGENTS OR AFFILIATES BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER TORT, A PRODUCT CLAIM, OR OTHERWISE ARISING OUT OF OR RELATED TO THIS AGREEMENT.

10.5 Adjustment to Purchase Price. Any indemnification payment made pursuant to this Article X shall be treated as an adjustment to the Purchase Price for Tax purposes.

ARTICLE 11

MISCELLANEOUS

11.1 Assignment; Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided, however, that either Party may assign this Agreement and its rights and obligations hereunder without the other Party’s consent (a) in connection with the transfer or sale of all or substantially all of such Party’s business to which this Agreement relates to a Third Party, whether by merger, sale of stock, sale of assets, license, sublicense or otherwise, or (b) to any Affiliate of such Party, including any successor in interest by way of any reincorporation or other reorganization.

11.2 Expenses.

11.2.1 Except as otherwise specified herein, each Party shall bear its own expenses with respect to the Transactions.

11.2.2 Purchaser agrees to pay a fee (the “Termination Fee”) to Seller in an amount equal to 2% of the Purchase Price if this Agreement is terminated pursuant to either Section 9.1.2(c) or Section 9.1.3(c) provided Seller has complied with its obligations contained in Section 6.9.4. Parent unconditionally guarantees to Seller all obligations of Purchaser pursuant to this Section 11.2.2. The payment of the Termination Fee shall be made in dollars by wire transfer of immediately available funds to bank account identified by Seller in Schedule 2.6 within two (2) Business Days following the termination of this Agreement pursuant to either Section 9.1.2(c) or Section 9.1.3(c).

11.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when transmitted, if telecopied (which is confirmed), (c) upon receipt, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) the day after it is sent, if sent for next-day delivery by overnight mail or courier, to the Parties at the following addresses:

If to Seller, to:

PBM Pharmaceuticals, Inc.

200 Garrett Street, Suite S

Charlottesville, VA 22902

Attention: CEO

Telephone: 1-434-980-8100

With copies sent concurrently to:

PBM Pharmaceuticals, Inc.

200 Garrett Street, Suite S

Charlottesville, VA 22902

Attention: CFO

Telephone: 1-434-980-8100

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

Attention: Steven M. Goldman

Telephone: 1-212-715-9143

Facsimile: 1-212-715-8053

If to Purchaser, to:

Concordia Pharmaceuticals Inc.

Chancery House, High Street

Bridgetown, St. Michael, BB11128, BARBADOS

Attention: Managing Director

Telephone: 1-246-621-1860

Facsimile: 1-246-621-1860

With copies sent concurrently to:

Concordia Healthcare Corp.

277 Lakeshore Rd. East, Suite 302

Oakville, Ontario, CANADA, L6J 6J3

Attention: C.E.O.

Telephone: 1-905-842-5150

Facsimile: 1-905-842-5154

provided, however, that if any Party shall have designated a different address by notice to the others, then to the last address so designated.

11.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, such determination shall not affect the enforceability of any others or of the remainder of this Agreement; and in connection with such term, provision, covenant or restriction of this Agreement which is held invalid, void, unenforceable or against regulatory policy, the Parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid term, provision, covenant or restriction and, absent any agreement by the Parties, such court of competent jurisdiction or other authority shall substitute therefore such term, provision, covenant or restriction as is legal, valid and enforceable but otherwise similar to the invalid term, provision, covenant or restriction.

11.5 Entire Agreement. This Agreement, the Other Agreements and the Confidentiality Agreement contain the entire agreement of the Parties hereto with respect to the Transactions, superseding all negotiations, prior discussions and preliminary agreements made prior to the date hereof.

11.6 No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and their respective Affiliates and no provision of this Agreement shall be deemed to confer upon any Third Parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

11.7 Waiver. The failure of any Party to enforce any condition or part of this Agreement at any time shall not be construed as a waiver of that condition or part, nor shall it forfeit any rights to future enforcement thereof

11.8 Governing Law; Jurisdiction. This Agreement shall be governed, including as to validity, interpretation and effect, by, and construed in accordance with, the internal Laws of the State of Delaware applicable to agreements made and fully performed within the State of Delaware. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery in the City of Wilmington, New Castle County, Delaware except where such court lacks subject matter jurisdiction, in which case, to the exclusive jurisdiction of the federal district court sitting in Wilmington, Delaware or, if such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware, in each case, in any Action arising out of or relating to this Agreement or any Other Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto. Each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such Action except in such courts, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such court and (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.3. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

11.9 Injunctive Relief. Notwithstanding anything to the contrary in this Agreement, either Party will have the right to seek temporary injunctive relief in any court of competent jurisdiction as may be available to such Party under the laws and rules applicable in such jurisdiction with respect to any matters arising out of the other Party’s performance of its obligations under this Agreement. The Parties agree that in the event a Party institutes an appropriate Action seeking injunctive/equitable relief for specific performance under this Agreement, the Party seeking such relief shall not be required to provide the other Party with service of process of a complaint and summons under the procedures set forth in any non-United States judicial process or system. Under such circumstances, the Party seeking such relief need only provide the other Party with two copies of a true, correct and lawfully issued summons and complaint, via FedEx (priority delivery).

11.10 Amendment. Any amendment, modification or supplement of or to any provision of this Agreement, including the Schedules hereto, shall be effective only in a writing and signed by a duly authorized officer of the Parties.

11.11 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

11.12 Counterparts. This Agreement may be executed manually, by facsimile or by portable document format (.pdf) by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Party.

11.13 Specific Performance. Notwithstanding anything to the contrary in this Agreement, The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

11.14 Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement.

11.15 Parent Guarantee. Parent hereby absolutely and unconditionally guarantees Purchaser’s duties, obligations and responsibilities under this Agreement, including Article II, Article V, Article VII, Article VIII, Article X and Article XI, and shall be deemed to have made, and shall be jointly and severally liable for, all of the representations and warranties, covenants and other agreements of Purchaser contained herein.

* * * * * * * * * * *

IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase and Sale Agreement to be executed by their respective duly authorized officers as of the Execution Date.

PBM PHARMACEUTICALS, INC.

By:	/s/ Paul B. Manning
Name:	Paul B. Manning
Title:	Chief Executive Officer

CONCORDIA PHARMACEUTICALS INC.

By:	/s/ John A. R. McCleery
Name:	John A. R. McCleery
Title:	Managing Director and C.F.O.

CONCORDIA HEALTHCARE CORP.

By:	/s/ Mark L. Thompson
Name:	Mark L. Thompson
Title:	President and Chief Executive Officer

[Signature Page to Asset Purchase and Sale Agreement]

Exhibit A

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of [            ], 2014, is executed and delivered by PBM PHARMACEUTICALS, INC., a Delaware corporation (“Seller”), CONCORDIA PHARMACEUTICALS INC., an international business company incorporated under the laws of Barbados (“Purchaser”), and [name of Purchaser Affiliate], a [            ] corporation (“Purchaser Affiliate”). Seller, Purchaser Affiliate and Purchaser are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such term in the Purchase Agreement (as defined below).

WHEREAS, Purchaser and Seller are parties to that certain Asset Purchase and Sale Agreement (the “Purchase Agreement”), dated as of March 19, 2014;

WHEREAS, on the terms and subject to the conditions set forth in the Purchase Agreement, Seller agreed to, on the Closing Date, sell, convey, transfer, assign and deliver to Purchaser (and/or an Affiliate of Purchaser), and Purchaser (and/or an Affiliate of Purchaser) agreed to, on the Closing Date, purchase, take delivery of and acquire all of Seller’s right, title and interest in, to and under the Purchased Assets;

WHEREAS, the Purchased Assets other than the Assigned Contracts and Product Intellectual Property are to be transferred pursuant to a Bill of Sale dated as of the date hereof;

WHEREAS, on the terms and subject to the conditions set forth in the Purchase Agreement, Purchaser (and/or an Affiliate of Purchaser) agreed to, on the Closing Date assume and pay, perform or otherwise discharge, in accordance with their respective terms and subject to their respective conditions thereof the Assumed Liabilities; and

WHEREAS, Seller and Purchaser desire to carry out the intent and purpose of the Purchase Agreement by their execution and delivery of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1. Assignment. On the terms and subject to the conditions set forth in the Purchase Agreement, Seller hereby sells, conveys, transfers, assigns and delivers to Purchaser, and Purchaser hereby purchases, takes delivery of and acquires all of Seller’s right, title and interest in, to and under the Assigned Contracts other than those set forth on Exhibit A (those set forth on Exhibit A, the “Leases,” all other Assigned Contracts, the “Other Contracts”) which Seller hereby sells, conveys, transfers, assigns and delivers to Purchaser Affiliate, and Purchaser Affiliate hereby purchases, takes delivery of and acquires all of Seller’s right, title and interest in, to and under the Leases.

2. Assumed Liabilities. On the terms and subject to the conditions set forth in the Purchase Agreement, Purchaser hereby agrees to assume and pay, perform or otherwise discharge, in accordance with their respective terms and subject to their respective conditions thereof the Assumed Liabilities, except those relating to the Leases which shall be assumed by Purchaser Affiliate.

3. Liabilities Retained by Seller. On the terms and subject to the conditions set forth in the Purchase Agreement, Seller shall retain and shall be responsible for paying, performing and discharging when due, and neither Purchaser nor Purchaser Affiliate shall assume or have any responsibility for, any Excluded Liabilities.

4. Further Assurances. On the terms and subject to the conditions set forth in the Purchase Agreement, each of Purchaser and Seller shall, and shall cause its respective Affiliates to, at the request of another Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement.

5. No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and their respective Affiliates and no provision of this Agreement shall be deemed to confer upon any Third Parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

6. Governing Law. This Agreement shall be governed, including as to validity, interpretation and effect, by, and construed in accordance with, the internal Laws of the State of Delaware applicable to agreements made and fully performed within the State of Delaware. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery in the City of Wilmington, New Castle County, Delaware except where such court lacks subject matter jurisdiction, in which case, to the exclusive jurisdiction of the federal district court sitting in Wilmington, Delaware or, if such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware, in each case, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto. Each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such Action except in such courts, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such court and (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.3 of the Purchase Agreement. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

7. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns as permitted by Section 11.1 of the Purchase Agreement.

8. Conflicts with Purchase Agreement. Notwithstanding anything contained herein to the contrary, in the event of any inconsistency between the terms of this Agreement and the terms of the Purchase Agreement, the terms of the Purchase Agreement shall govern.

2

9. Signatures; Counterparts. This Agreement may be executed manually, by facsimile or by portable document format (.pdf) by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Party.

[Signature page follows]

3

IN WITNESS WHEREOF, Seller and Purchaser have executed this Agreement as of the day and year first above written.

PBM PHARMACEUTICALS, INC.

By:
Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:
Name:
Title:

[PURCHASER AFFILIATE]

By:
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]

Exhibit B

FORM OF INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

This INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT (this “Agreement”), dated as of [            ], 2014, is entered into between PBM PHARMACEUTICALS, INC., a Delaware corporation (“Assignor”), and CONCORDIA PHARMACEUTICALS INC., an international business company incorporated under the laws of Barbados (“Assignee”). Assignor and Assignee are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such term in the Purchase Agreement (as defined below).

WHEREAS, Assignor and Assignee are parties to that certain Asset Purchase and Sale Agreement (the “Purchase Agreement”), dated as of March 19, 2014, pursuant to which Assignor agreed to sell, convey, transfer, assign and deliver to Assignee all of Assignor’s right, title, and interest in, to and under the Product Intellectual Property (as defined in the Purchase Agreement).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee agree as follows:

1. Product Marks Assignment. Assignor hereby sells, conveys, assigns and delivers to Assignee all of Assignor’s right, title and interest in, to and under the Product Marks, and any applications and registrations therefor, including the applications and registrations identified on the attached Schedule 1, together with that part of the goodwill of the business associated with the use of and symbolized by the Product Marks, and all causes of action and rights of recovery for past, present, or future infringement of the Product Marks, to be held and enjoyed by Assignee as fully and entirely as if said interest could have been held and enjoyed by Assignor if this sale, conveyance, transfer and assignment had not been made. Assignor hereby authorizes the appropriate empowered officials at the United States Patent and Trademark Office to transfer all registrations and pending applications for the Product Marks to Assignee as assignee of the entire right, title and interest therein, in accordance with this instrument of assignment.

2. Product Intellectual Property Assignment. Assignor hereby sells, conveys, transfers, assigns and delivers to Assignee all of Assignor’s right, title and interest in, to and under all Product Intellectual Property (exclusive of the Product Marks, which are governed by Section 1 above) including the Product Domain Names set forth on the attached Schedule 2, and all causes of action and rights of recovery for past, present, or future infringement of the Product Intellectual Property, to be held and enjoyed by Assignee as fully and entirely as if said interest could have been held and enjoyed by Assignor if this sale, conveyance, transfer and assignment had not been made:

3. Domain Name Transfer Procedure. The Parties acknowledge that in order to effect the assignment and transfer of the registrations of the Product Domain Names listed on Schedule 2, the Parties must follow certain procedures stipulated by the relevant domain name registrar (the “Transfer Procedures”). If any further documents or agreements are required to be executed by the Parties to carry out such Transfer Procedures, such documents or agreements shall form a part of this Agreement. The Parties agree to cooperate fully with each other and promptly to take all necessary actions in order to comply with the Transfer Procedures so as to effect the transactions contemplated in this Agreement, including as necessary Assignor directing the domain name registrar to release and unlock the Product Domain Names and, upon notice from the registrar that such Product Domain Names have been unlocked, timely requesting that the Product Domain Names be transferred to Assignee.

4. Further Assurances. Each of Assignor and Assignee shall, and shall cause its respective Affiliates to, at the reasonable request of the other Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement, and Assignor agrees, at Assignee’s expense, to do all other acts which may be necessary or appropriate, in the reasonable opinion of Assignee’s counsel, to perfect or record the right or title of Assignee to the Product Intellectual Property transferred hereby.

5. No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and their respective Affiliates, and no provision of this Agreement shall be deemed to confer upon any Third Parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

6. Governing Law. This Agreement shall be governed, including as to validity, interpretation and effect, by, and construed in accordance with, the internal Laws of the State of Delaware applicable to agreements made and fully performed within the State of Delaware. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery in the City of Wilmington, New Castle County, Delaware except where such court lacks subject matter jurisdiction, in which case, to the exclusive jurisdiction of the federal district court sitting in Wilmington, Delaware or, if such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware, in each case, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto. Each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such Action except in such courts, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such court and (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.3 of the Purchase Agreement. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

7. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns as permitted by Section 11.1 of the Purchase Agreement.

2

8. Conflicts with Purchase Agreement. Notwithstanding anything contained herein to the contrary, in the event of any inconsistency between the terms of this Agreement and the terms of the Purchase Agreement, the terms of the Purchase Agreement shall govern.

9. Amendment. Any amendment, modification or supplement of or to any provision of this Agreement, including the Schedules hereto, shall be effective only in a writing signed by a duly authorized officer of each of the Parties.

10. Signatures; Counterparts. This Agreement may be executed manually, by facsimile or by portable document format (.pdf) by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Party.

[Signature page follows]

3

IN WITNESS WHEREOF, Assignor and Assignee have executed this Agreement as of the day and year first above written.

PBM PHARMACEUTICALS, INC.
(Assignor)

By:
Name:
Title:

CONCORDIA PHARMACEUTICALS INC.
(Assignee)

By:
Name:
Title:

[Signature Page to Intellectual Property Assignment Agreement]

Schedule 1

Product Marks

Schedule completed as per Form of Bill of Sale

[Schedule 1 to Intellectual Property Assignment Agreement]

Schedule 2

Domain Names

www.donnatal.com

www.myibs.com

[Schedule 2 to Intellectual Property Assignment Agreement]

Exhibit C

FORM OF BILL OF SALE

This BILL OF SALE (this “Agreement”), dated as of [            ], 2014, is executed and delivered by PBM PHARMACEUTICALS, INC., a Delaware corporation (“Seller”), and CONCORDIA PHARMACEUTICALS INC., an international business company incorporated under the laws of Barbados (“Purchaser”). Seller and Purchaser are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such term in the Purchase Agreement (as defined below).

WHEREAS, Purchaser and Seller are parties to that certain Asset Purchase and Sale Agreement (the “Purchase Agreement”), dated as of March 19, 2014;

WHEREAS, on the terms and subject to the conditions set forth in the Purchase Agreement, Seller agreed to, on the Closing Date sell, convey, transfer, assign and deliver to Purchaser (and/or an Affiliate of Purchaser), and Purchaser (and/or an Affiliate of Purchaser) agreed to, on the Closing Date, purchase, take delivery of and acquire all of Seller’s right, title and interest in, to and under the Purchased Assets;

WHEREAS, the Assigned Contracts and Product Intellectual Property (together, the “A.A. Assets”) are to be transferred pursuant to an Assignment and Assumption Agreement and an Intellectual Property Assignment Agreement dated as of the date hereof, between Purchaser and Seller; and

WHEREAS, Seller and Purchaser desire to carry out the intent and purpose of the Purchase Agreement by their execution and delivery of this Agreement evidencing the vesting in Purchaser of the Purchased Assets (other than the A.A. Assets) to be conveyed to Purchaser on the Closing Date pursuant to the terms and conditions of the Purchase Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1. Sale of Assets. On the terms and subject to the conditions set forth in the Purchase Agreement, Seller hereby sells, conveys, transfers, assigns and delivers to Purchaser, and Purchaser hereby purchases, takes delivery of and acquires all of Seller’s right, title and interest in to the Purchased Assets other than the A.A. Assets.

2. Further Assurances. On the terms and subject to the conditions set forth in the Purchase Agreement, each of Purchaser and Seller shall, and shall cause its respective Affiliates to, at the request of the other Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement.

3. No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and their respective Affiliates and no provision of this Agreement shall be deemed to confer upon any Third Parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

4. Governing Law. This Agreement shall be governed, including as to validity, interpretation and effect, by, and construed in accordance with, the internal Laws of the State of Delaware applicable to agreements made and fully performed within the State of Delaware. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery in the City of Wilmington, New Castle County, Delaware except where such court lacks subject matter jurisdiction, in which case, to the exclusive jurisdiction of the federal district court sitting in Wilmington, Delaware or, if such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware, in each case, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto. Each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such Action except in such courts, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such court and (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.3 of the Purchase Agreement. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns as permitted by Section 11.1 of the Purchase Agreement.

6. Conflicts with Purchase Agreement. Notwithstanding anything contained herein to the contrary, in the event of any inconsistency between the terms of this Agreement and the terms of the Purchase Agreement, the terms of the Purchase Agreement shall govern.

7. Signatures; Counterparts. This Agreement may be executed manually, by facsimile or by portable document format (.pdf) by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Party.

[Signature page follows]

2

IN WITNESS WHEREOF, Seller and Purchaser have executed this Agreement as of the day and year first above written.

PBM PHARMACEUTICALS, INC.

By:
Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:
Name:
Title:

[Signature Page to Bill of Sale]

Exhibit D

FORM OF

TRANSITION SERVICES AGREEMENT

BY AND BETWEEN

CONCORDIA PHARMACEUTICALS INC. (“SERVICE RECIPIENT”)

AND

PBM PHARMACEUTICALS, INC. (“SERVICE PROVIDER”)

Dated as of [            ], 2014

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (this “Agreement”) is dated as of [            ], 2014, by and between:

(A) Concordia Pharmaceuticals Inc., a Barbados corporation (“Service Recipient”); and

(B) PBM Pharmaceuticals, Inc., a Delaware corporation (“Service Provider” or “Seller”).

Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement, dated as of March 19, 2014 (the “Asset Purchase Agreement”), by and between Service Recipient, Service Provider and Concordia Healthcare Corp.

RECITALS

WHEREAS, the Asset Purchase Agreement provides for the acquisition by Service Recipient of the Purchased Assets; and

WHEREAS, in connection with the transactions contemplated by the Asset Purchase Agreement, the parties contemplate that during the Term (as defined herein), Service Provider will provide certain transitional services to Service Recipient with respect to the Business and the Purchased Assets in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS.

For the purpose of this Agreement, the following capitalized terms shall have the following meanings. Other capitalized terms defined elsewhere in this Agreement shall have the respective meanings assigned to them at the location of their definition.

“Additional Services” shall have the meaning set forth in Section 2.7.

“Agreement” shall have the meaning set forth in the Preamble and shall include all Transition Service Schedules whether attached hereto or added subsequently pursuant to the terms of this Agreement.

“Asset Purchase Agreement” shall have the meaning set forth in the Preamble.

“Confidential Information” shall have the meaning set forth in Section 10.1.

“Data” shall have the meaning set forth in Section 7.4.

“Dispute” shall have the meaning set forth in Section 3.2.

“Effective Date” shall mean the Closing Date, as such term is defined in the Asset Purchase Agreement.

“Expenses” shall have the meaning set forth in Section 5.2.

“Seller Representative(s)” shall mean the individual(s) designated in the Transition Service Schedule to provide the applicable Service.

“Service(s)” shall mean all services to be provided by Service Provider to Service Recipient as described on any Transition Service Schedule, including any Additional Services.

“Service Manager” shall have the meaning set forth in Section 3.1.

“Service Provider” shall have the meaning set forth in the Preamble.

“Service Recipient” shall have the meaning set forth in the Preamble.

“Service Term” shall have the meaning set forth in Section 2.3.

“Term” shall have the meaning set forth in Section 4.1.

“Transition Service Schedule” shall have the meaning set forth in Section 2.1.

2. SERVICES

2.1. Schedules and Precedence. This Agreement shall govern the provision of transitional Services described in the schedules attached to and made a part of this Agreement (each individual schedule, a “Transition Service Schedule”). If there is any inconsistency between the terms of any Transition Service Schedule and the terms of this Agreement, the terms of such Transition Service Schedule shall govern.

2.2. Performance of Services. Service Provider shall perform the Services set forth in the Transition Service Schedules. The parties hereto acknowledge the transitional nature of the Services. Accordingly, as promptly as practicable following the execution of this Agreement, Service Recipient agrees to use commercially reasonable efforts to make a transition of each Service to its own internal organization or to obtain alternate third-party sources to provide the Services.

2.3. Information. Each Transition Service Schedule shall set forth, among other things:

(a) a description of the Services to be provided;

(b) the term during which each Service will be provided (the “Service Term”);

(c) the location(s) where Services are to be provided;

(d) the Seller Representative(s) for such Service and the primary work location of such Seller Representative(s);

(e) the fees due to Service Provider, if any, for each Service; and

(f) any other terms applicable thereto on the Transition Service Schedule.

2.4. Service Levels. Each party shall perform its obligations and activities under this Agreement, including the performance of the Services in the case of Service Provider, in a manner consistent with the terms and conditions contained herein and with the manner in which Service Provider performed the Services prior to the Closing Date, and in accordance with applicable law, and in a manner not involving harassment, discrimination or other wrongful or illegal conduct.

2.5. Additional Resources. Except as may be expressly provided herein or in a Transition Service Schedule for a specific Service, in providing the Services, Service Provider will not be obligated to (a) hire any additional employees; (b) maintain the employment of any specific employee; (c) purchase, lease or license any additional equipment or software; or (d) pay any costs related to the transfer or conversion of Service Recipient’s Data or to any alternate supplier of Services retained by Service Recipient.

2.6. Remedies. If Service Provider fails to perform any Service in accordance with the service levels set forth in Section 2.4, Service Recipient’s sole remedy shall be that Service Provider shall re-perform the Service in conformance with such service levels or, if such re-performance is not possible (or Service Recipient otherwise elects), provide Service Recipient with a refund of any fees paid to Service Provider for any portion of such Service that was not performed.

2.7. Additional Services. During the Term, Service Recipient may request that Service Provider provide additional services to Service Recipient (the “Additional Services”), and Service Provider shall consider any such request in good faith. If the parties reach agreement regarding any Additional Services, then such Additional Services would be provided to Service Recipient in the manner provided for herein unless otherwise mutually agreed, in writing, by Service Recipient and Service Provider. Upon agreement, the parties shall execute additional written Transition Service Schedules for such Additional Services.

2.8. Change Order Process. Any change in the scope or duration of any Service described in or other amendment to a Transition Service Schedule must be in writing and signed by both parties.

2.9. Third Party Consents. If any consent or waiver for any third party is needed in connection with Service Provider’s provision of the Services (including in connection with granting Service Recipient a license or sublicense to any third party Intellectual Property or software), Service Provider will be excused from performing such Service until such consent or waiver is obtained and will use commercially reasonable efforts to obtain such consent or waiver, provided any payments to third parties in connection with obtaining any such consent or waiver shall be at Service Recipient’s sole cost.

3. GOVERNANCE.

3.1. Service Manager and Seller Representatives. Service Provider shall appoint one individual to have primary responsibility and oversight for the provisions of all of the Services and to be Service Recipient’s primary point of contact (the “Service Manager”). The initial Service Manager shall be             . In addition, the parties hereto shall jointly identify on the applicable Transition Service Schedule one Seller Representative for each Service to have primary responsibility and oversight for the provision of such Service. Service Provider may appoint a new Service Manager by providing Service Recipient with written notice thereof in accordance with Section 13.10. A new Seller Representative for any Service may be appointed upon written consent of the parties hereto; provided, however, that the consent of Service Recipient shall not be necessary if appointment of a new Seller Representative is required as a result of the termination or resignation of the then-existing Seller Representative.

3.2. Dispute Resolution. Any dispute regarding a party’s performance under this Agreement (a “Dispute”) shall be initially referred to the Service Manager and a representative appointed by Service Recipient for resolution. The Service Manager and such Service Recipient representative shall meet at a mutually acceptable time and place (or by teleconference) promptly after the Dispute has been referred to them, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the Dispute. If the Service Manager and such Service Recipient representative are not able to resolve the Dispute within fifteen (15) days after the Dispute has been referred to them, then either party may thereafter submit such Dispute to any court as permitted by Section 13.6.

4. TERM AND TERMINATION.

4.1. Term. This Agreement shall commence on the Effective Date and remain in effect until the last day that any Service Term in any Transition Service Schedule remains in effect (the “Term”), unless earlier terminated under this Section 4. With respect to each Service, such Service shall begin upon the applicable start date set forth in the Transition Services Schedule (or the Effective Date if no start date is identified) and shall continue until the end date for such Service set forth in the Transition Services Schedule, unless earlier terminated under this Section 4.

4.2. Termination.

(a) Service Recipient may terminate this Agreement, either with respect to all or with respect to any one or more of the Services (or a portion thereof) provided to Service Recipient hereunder, for any reason or for no reason, at any time upon at least [thirty (30)]1 days prior written notice to Service Provider.

[1]	Note to Draft: As PBM may be using third party contractors to perform certain services, this timing may be too short. PBM is considering the timing based on this issue.

(b) Notwithstanding anything to the contrary contained in this Agreement, Service Provider shall not have any liability to Service Recipient hereunder with respect to any termination by Service Provider for cause, or voluntary resignation, of any Seller Representative during the applicable Service Term. Upon any such termination or resignation, Service Provider shall appoint a new Seller Representative pursuant to the provisions of Section 3.1.

(c) Subject to the provisions of Section 12 below, either party may terminate this Agreement in its entirety or with respect to affected Services if the other party materially breaches a material provision with regard to those Services and does not cure such breach (or does not take reasonable steps required under the circumstances to cure such breach going forward) within thirty (30) days (or ten (10) days in the event of a payment breach) after receiving notice of the breach.

(d) The following provisions shall survive the expiration or termination of this Agreement: Section 4.2(e), Section 7, Section 10, Section 11, and Section 13 and Service Recipient’s payment obligations under Section 5 with respect to Services performed by Service Provider in accordance with the terms and conditions of this Agreement prior to the effective date of expiration or termination.

(e) Upon any expiration or termination of this Agreement in whole or in part and for any reason, (i) Service Provider shall deliver the Data to Service Recipient in accordance with Section 7.4, and (ii) each party shall promptly return to the other party or destroy any and all Confidential Information of such other party in its or its Affiliates’ possession as of expiration or termination of this Agreement.

5. PAYMENT TERMS.

5.1. Charges for Services. Service Recipient shall pay Service Provider the charges set forth on the applicable Transition Service Schedule for each Service listed therein.

5.2. Taxes. Service Recipient shall be responsible for all sales, use or other taxes imposed or assessed as a result of or in connection with the provision of Services by Service Provider.

5.3. Expenses. Service Recipient shall, for each Service performed, reimburse Service Provider for any documented and reasonable out-of-pocket expenses payable to third parties, including without limitation all related travel expenses for Service Provider personnel, which are incurred by Service Provider or its Affiliates in connection with Service Provider’s provision of the Services (“Expenses”). Within thirty (30) days (i) after the end of each calendar month during the Term, Service Provider shall provide Service Recipient with a report detailing the non-third party Expenses for such previous month and (ii) after receipt by Service Provider of any third party Expense during the Term, Service Provider will provide Service Recipient with a report detailing such third party Expense.

5.4. Payment Terms. Service Provider shall bill Service Recipient monthly for all charges pursuant to this Agreement. Such invoices shall contain reasonable detail of the Service provided and the charge therefor. Service Recipient shall pay Service Provider for all amounts due for Services provided hereunder within thirty (30) days from receipt of an invoice therefor. Late payments will bear interest at the rate of one percent (1%) per month or, if lower, the maximum rate permitted by applicable law, assessed from the date payment was initially due until paid by Service Recipient. The foregoing interest shall automatically accrue without notice. The parties acknowledge and agree that Service Recipient’s failure to pay amounts due pursuant to the terms of this Agreement will be deemed to be a material breach giving Service Provider the right to terminate this Agreement under Section 4.2(c).

5.5. No Right of Set-off. Each of the parties hereby acknowledges that it shall have no right under this Agreement to offset any amounts owed (or to become due and owing) to the other party, whether under this Agreement, the Asset Purchase Agreement or otherwise, against any other amount owed (or to become due and owing) to it by the other party.

6. TRANSITION SERVICE RESPONSIBILITIES.

6.1. Responsibilities of Service Recipient. Service Recipient shall:

(a) provide Service Provider with access to its facilities as is reasonably necessary for Service Provider to perform the Services it is obligated to provide hereunder;

(b) provide Service Provider with information and documentation reasonably necessary for Service Provider to perform the Services it is obligated to provide hereunder; and

(c) make available, as reasonably requested by Service Provider, reasonable access to resources and provide timely decisions in order that Service Provider may perform its obligations hereunder.

6.2. Mutual Responsibilities. The parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of Services. Such cooperation shall include:

(a) exchanging information relevant to the provision of Services hereunder;

(b) using good faith efforts to mitigate problems with the work environment that may be interfering with the Services; and

(c) each party requiring its personnel to obey any security regulations and other published policies of the other party while on the other party’s premises.

7. INTELLECTUAL PROPERTY.

7.1. Existing Ownership Rights Unaffected. Except as expressly set out in this Section 7, neither party will gain, by virtue of this Agreement, any rights of ownership or use of any Intellectual Property owned by the other party.

7.2. Trademarks. Neither party is granted by virtue of this Agreement, any ownership in or license to the Trademarks of the other party.

7.3. Removal of Marks. The parties agree that neither party will remove any Copyright notices, proprietary markings, Trademarks or other indicia of ownership of the other party from any materials of the other party.

7.4. Ownership of Data. Service Recipient shall own all data and records created by Seller Representative or any of its Affiliates related exclusively to the Business and generated in connection with the performance of the Services (the “Data”). Service Provider shall and hereby does, without further consideration, assign to Service Recipient any and all right, title or interest that Service Provider may possess in or to the Data. Upon Service Recipient’s request, Service Provider shall provide Service Recipient with copies of the Data in the format in which such Data is generated.

7.5. Limited License. Service Recipient hereby grants to Service Provider a non-exclusive, nontransferable, royalty-free, worldwide license to use its intellectual property for the limited purpose of and only to the extent necessary for the performance of the Services.

8. RELATIONSHIP BETWEEN THE PARTIES. The parties to this Agreement are and shall remain independent contractors and neither party is an employee, agent, partner, franchisee or joint venturer of or with the other. Each party will be solely responsible for any employment-related taxes, insurance premiums or other employment benefits respecting its employees. Neither party shall hold itself out as an agent of the other and neither party shall have the authority to bind the other.

9. AFFILIATE PERFORMANCE. Service Provider may engage one or more Affiliates to perform all or any portion of Service Provider’s duties under this Agreement; provided that Service Provider remains responsible for the performance of such Affiliates.

10. CONFIDENTIALITY.

10.1. Each party shall retain in strict confidence, and shall cause such party’s representatives to retain in strict confidence, the terms and conditions of this Agreement and all information and data relating to the other party received pursuant to this Agreement, including information regarding its business, employees, development plans, programs, documentation, techniques, trade secrets, systems and know-how (“Confidential Information”) and shall not use such Confidential Information other than in connection with performance of this Agreement or, unless otherwise required by law, disclose such information to any third party without the other party’s prior written consent, except for Confidential Information that:

(a) was in such party’s possession on a non-confidential basis prior to the time of disclosure to such party by the disclosing party or its agents;

(b) in the case of Service Recipient, was included in the Purchased Assets;

(c) was or becomes generally available to the public other than as a result of a disclosure by such party or its representatives; or

(d) becomes available to such party on a non-confidential basis from a source other than the disclosing party or its agents;

provided, in the case of (a) or (c), that the source of such information is not, to the knowledge of the receiving party, bound by a confidentiality agreement with the disclosing party or, to the receiving party’s knowledge, otherwise prohibited from disclosing the information to the receiving party by a contractual, legal or fiduciary obligation.

10.2. In the event that the receiving party or any of its representatives are requested or required by judicial process to disclose any Confidential Information, the receiving party will provide the disclosing party with prompt written notice of any such request or requirement so that the disclosing party may seek an appropriate protective order or other appropriate remedy and/or waive compliance with the terms of this Agreement. In the event that such protective order or other remedy is not obtained, or that the disclosing party waives compliance with the terms hereof, the receiving party may disclose only that portion of the Confidential Information which is legally required and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded to such Confidential Information. The receiving party agrees not to oppose action taken by the disclosing party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information.

10.3. NEITHER PARTY MAKES ANY REPRESENTATIONS REGARDING THE ACCURACY OF CONFIDENTIAL INFORMATION.

10.4. It is understood and agreed that money damages may not be a sufficient remedy for any breach of this Section 10, and that the disclosing party may be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for breach of this Section 10, but shall be in addition to all other remedies available at law or equity to the disclosing party.

10.5. The obligations in this Section 10 shall survive any expiration or termination of this Agreement for three (3) years after the date of expiration or termination of this Agreement.

11. INDEMNIFICATION.

11.1. Each party will indemnify and hold harmless the other party and its Affiliates from and against any and all Losses which any such indemnitee may incur or suffer to the extent proximately caused by the gross negligence or wilful misconduct of the other party or as a result of a failure by a party to perform any covenant or obligation set forth in this Agreement. Notwithstanding anything to the contrary, the aggregate liability for which the Service Provider can be found liable under this Agreement is as set forth in Section 2.6 hereof.

11.2. EXCEPT AS EXPRESSLY SET OUT IN THIS AGREEMENT, SERVICE PROVIDER MAKES NO WARRANTY OR REPRESENTATION REGARDING THE SERVICES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

12. FORCE MAJEURE. Each party will be excused for any failure or delay in performing any of its obligations under this Agreement, other than the obligations of Service Recipient to make payments to Service Provider for Services already rendered, if such failure or delay is caused by any act of God, any accident, explosion, fire, act of terrorism, storm, earthquake, flood or any similar circumstance or event.

13. MISCELLANEOUS.

13.1. Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a Section or Transition Service Schedule mean a Section of or Transition Service Schedule to this Agreement, unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) the headings contained in this Agreement and in any Transition Service Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and (g) references to “$” shall mean U.S. dollars.

13.2. Entire Agreement. This Agreement, including the other documents and agreements and Transition Service Schedules specifically referred to herein, constitutes the entire agreement between and among the parties hereto with regard to the subject matter hereof, and supersedes all prior agreements and understandings with regard to such subject matter. There are now no agreements, representations or warranties between or among the parties other than those set forth in the Asset Purchase Agreement or the documents and agreements contemplated in this Agreement and the Asset Purchase Agreement.

13.3. Amendment, Waivers and Consents. This Agreement shall not be changed or modified, in whole or in part, except by supplemental agreement or amendment signed by both parties. Any party may waive compliance by any other party with any of the covenants or conditions of this Agreement, but no waiver shall be binding unless executed in writing by the party making the waiver. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. Any consent under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

13.4. Successors and Assigns. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. Neither party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party, and any attempt to do so will be null and void ab initio; provided that (a) each party may assign this Agreement and any or all of its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as such party is not relieved of any liability or obligations hereunder, (b) each party may assign this Agreement and any or all of its rights and interest hereunder to any purchaser of all or substantially all of its assets or business related to this Agreement (whether by merger, stock purchase, asset purchase or otherwise) and (c) each party may collaterally assign any or all of its rights and obligations hereunder to any provider of debt financing to it or any of its Affiliates. In addition, Service Provider may use one or more subcontractors or other third parties to perform any of its obligations hereunder; provided that Service Provider shall remain responsible for each Service and liable hereunder for any such subcontractor’s failure to perform the obligations of Service Provider set forth in this Agreement.

13.5. Governing Law. The rights and obligations of the parties shall be governed by, and this Agreement shall be interpreted, construed and enforced in accordance with, the internal laws of the State of New York, excluding its conflict of laws rules to the extent such rules would apply the law of another jurisdiction.

13.6. Jurisdiction. Subject to Section 3.2, any judicial proceeding brought against any of the parties to this Agreement or any dispute arising out of this Agreement or related hereto shall be brought in the courts of the State of New York, or in the U.S. District Court for the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. The foregoing consents to jurisdiction shall not constitute general consents to service of process in the State of New York for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement. Each of the parties to this Agreement agree that service of any process, summons, notice or document by U.S. mail to such party’s address for notice hereunder shall be effective service of process for any action, suit or proceeding in the State of New York with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 13.6.

13.7. Rules of Construction. The parties acknowledge that each party has read and negotiated the language used in this Agreement. The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party’s role in drafting this Agreement.

13.8. Severability. If any provision of this Agreement, as applied to either party or to any circumstance, is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

13.9. Transition Service Schedules. All Transition Service Schedules attached hereto shall be deemed to be a part of this Agreement and are fully incorporated in this Agreement by this reference.

13.10. Notices. Any notice required or permitted to be given hereunder shall be sufficient if in writing and (a) delivered in person or by express delivery or courier service, (b) sent by facsimile or e-mail (with confirmation of transmission), or (c) deposited in the mail registered or certified first class, postage prepaid and return receipt requested (provided that any notice given pursuant to clause (b) is also confirmed by the means described in clause (a) or (c)) to such address or facsimile number of the party set forth below or to such other place or places as such party from time to time may designate in writing in compliance with the terms hereof. Each notice shall be deemed given when so delivered personally, or sent by facsimile transmission or e-mail, or, if sent by express delivery or courier service one (1) Business Day after being sent, or if mailed, five (5) Business Days after the date of deposit in the mail. A notice of change of address or facsimile number shall be effective only when given in accordance with this Section 13.10.

To Service Recipient at:	Concordia Pharmaceuticals Inc.
Chancery House
High Street
Bridgetown, BB11128
Barbados, West Indies
Attention: John McCleery
Fax: +1 (246) 431-0076
Phone: +1 (246) 431-0070
E-mail: jmccleery@concordiarx.com

With a copy to:	Concordia Healthcare Inc.
277 Lakeshore Road East, Suite 204
Oakville, Ontario, Canada
L6J 1H9
Attention: Mark Thompson
Fax: (416) 972-6208
Phone: (416) 453-9497
E-mail: mthompson@concordiarx.com

To Service Provider at:	PBM Pharmaceuticals, Inc.
200 Garrett Street, Suite S
Charlottesville, VA 22902
Attention: CEO
Telephone: 1-434-980-8100

With a copy to:	PBM Pharmaceuticals, Inc.
200 Garrett Street, Suite S
Charlottesville, VA 22902
Attention: CFO
Telephone: 1-434-980-8100

13.11. Rights of Parties. Except as provided in Section 11 with respect to the indemnified parties, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Agreement.

13.12. Counterparts. This Agreement may be signed in any number of counterparts, including facsimile copies thereof or electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, and all of which will constitute one and the same instrument.

[Signatures Follow On Next Page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by their respective officers thereunto duly authorized as of the Effective Date.

CONCORDIA PHARMACEUTICALS INC. as Service Recipient

By:
Name:
Title:

PBM PHARMACEUTICALS, INC. as Service Provider

By:
Name:
Title:

[Signature Page to Transition Services Agreement]

Schedule A

Transition Service Schedule

Schedule completed as per Transition Services Agreement

Disclosure Schedules

Disclosure required as per Asset Purchase Agreement

SCHEDULE LIST

Schedule 1.1(a)	-	Assigned Contracts
Schedule 1.1(b)	-	Knowledge
Schedule 1.1(c)	-	Leased Real Property
Schedule 1.1(d)	-	Leases
Schedule 1.1(e)	-	NDAs
Schedule 1.1(f)	-	Owned Real Property
Schedule 1.1(g)	-	Product Domain Names
Schedule 1.1(h)	-	Product Marks
Schedule 1.1(i)	-	Product Trade Dress
Schedule 1.1(j)	-	Promotional Materials
Schedule 1.1(k)	-	Registrations
Schedule 1.1(l)	-	Sales Training Modules
Schedule 1.1(m)	-	Seller Brands
Schedule 1.1(n)	-	Tangible Personal Property
Schedule 1.1(o)	-	Tooling
Schedule 2.6	-	Wire Instructions
Schedule 4.3	-	No Conflicts
Schedule 4.4.1	-	Title of Assets
Schedule 4.4.2	-	Condition
Schedule 4.5.1	-	Product Intellectual Property Actions and Governmental Orders
Schedule 4.5.2	-	Material Intellectual Property Agreements
Schedule 4.6	-	Litigation
Schedule 4.7	-	Consents
Schedule 4.9	-	Adverse Notice
Schedule 4.10.1	-	Regulatory Status of Donnatal Elixir, Donnatal Tablets and Donnatal Capsules
Schedule 4.10.2	-	Regulatory Status of Donnatal Extentabs
Schedule 4.10.3	-	Manufacturing of Donnatal at IriSys under NOOH
Schedule 4.10.4	-	Seller and West-Ward Pharmaceuticals Inc.
Schedule 4.10.5	-	Drug Master Files
Schedule 4.10.6	-	Records
Schedule 4.10.7	-	Reimbursable Coverage of Donnatal
Schedule 4.10.8	-	Import Matter
Schedule 4.10.9	-	Existing Registrations
Schedule 4.10.11	-	Current Permits
Schedule 4.12	-	Inventory
Schedule 4.14	-	Certain Changes
Schedule 4.15.1	-	Material Contracts
Schedule 4.16.1	-	Material Customers
Schedule 4.16.2	-	Material Suppliers
Schedule 4.17.1	-	Employees, Independent Contractors and Consultants
Schedule 4.17.3	-	Employment Actions
Schedule 4.19.2	-	Environmental Permits
Schedule 4.19.5	-	Storage Tanks

2

Schedule 4.19.6	-	Off-Site Hazardous Materials Treatment, Storage, or Disposal Facilities or Locations
Schedule 4.27	-	Related Party Transactions
Schedule 6.1	-	Conduct with Respect to the Product
Schedule 6.5	-	Employees
Schedule 7.2.6	-	Closing Consents
Schedule 8.4.2	-	Joint Notice

3

Schedule 1.1(a)

Assigned Contracts

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(b)

Knowledge

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(c)

Leased Real Property

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(d)

Leases

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(e)

NDAs

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(f)

Owned Real Property

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(g)

Product Domain Names

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(h)

Product Marks

Disclosure required as per Asset Purchase Agreement

4

Schedule 1.1(i)

Product Trade Dress

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(j)

Promotional Materials

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(k)

Registrations

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(l)

Sales Training Modules

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(m)

Seller Brands

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(n)

Tangible Personal Property

Disclosure required as per Asset Purchase Agreement

Schedule 1.1(o)

Tooling

Disclosure required as per Asset Purchase Agreement

Schedule 2.6

Wire Instructions

Disclosure required as per Asset Purchase Agreement

5

Schedule 4.3

No Conflicts

Disclosure required as per Asset Purchase Agreement

Schedule 4.4.1

Title of Assets

Disclosure required as per Asset Purchase Agreement

Schedule 4.4.2

Condition

Disclosure required as per Asset Purchase Agreement

Schedule 4.5.1

Product Intellectual Property Actions and Governmental Orders

Disclosure required as per Asset Purchase Agreement

Schedule 4.5.2

Material Intellectual Property Agreements

Disclosure required as per Asset Purchase Agreement

Schedule 4.6

Litigation

Disclosure required as per Asset Purchase Agreement

Schedule 4.7

Consents

Disclosure required as per Asset Purchase Agreement

Schedule 4.9

Adverse Notice

Disclosure required as per Asset Purchase Agreement

6

Schedule 4.10.1

Regulatory Status of Donnatal Elixir, Donnatal Tablets, and Donnatal Capsules

Disclosure required as per Asset Purchase Agreement

Schedule 4.10.2

Regulatory Status of Donnatal Extentabs

Disclosure required as per Asset Purchase Agreement

Schedule 4.10.3

Manufacturing of Donnatal at IriSys under NOOH

Disclosure required as per Asset Purchase Agreement

Schedule 4.10.4

Seller and West-Ward Pharmaceuticals Inc.

Disclosure required as per Asset Purchase Agreement

Schedule 4.10.5

Drug Master Files

Disclosure required as per Asset Purchase Agreement

Schedule 4.10.6

Records

Disclosure required as per Asset Purchase Agreement

Schedule 4.10.7

Reimbursement Coverage of Donnatal

Disclosure required as per Asset Purchase Agreement

7

Schedule 4.10.8

Import Matter

Disclosure required as per Asset Purchase Agreement

Schedule 4.10.9

Existing Registrations

Disclosure required as per Asset Purchase Agreement

Schedule 4.10.11

Current Permits

Disclosure required as per Asset Purchase Agreement

Schedule 4.12

Inventory

Disclosure required as per Asset Purchase Agreement

Schedule 4.14

Certain Changes

Disclosure required as per Asset Purchase Agreement

Schedule 4.15.1

Material Contracts

Disclosure required as per Asset Purchase Agreement

Schedule 4.16.1

Material Customers

Disclosure required as per Asset Purchase Agreement

Schedule 4.16.2

Material Suppliers

Disclosure required as per Asset Purchase Agreement

8

Schedule 4.17.1

Employees, Independent Contractors and Consultants

Disclosure required as per Asset Purchase Agreement

Schedule 4.17.3

Employment Actions

Disclosure required as per Asset Purchase Agreement

Schedule 4.19.2

Environmental Permits

Disclosure required as per Asset Purchase Agreement

Schedule 4.19.5

Storage Tanks

Disclosure required as per Asset Purchase Agreement

Schedule 4.19.6

Off-Site Hazardous Materials Treatment, Storage, or Disposal Facilities or Locations

Disclosure required as per Asset Purchase Agreement

Schedule 4.27

Related Party Transactions

Disclosure required as per Asset Purchase Agreement

Schedule 6.1

Conduct with Respect to the Product

Disclosure required as per Asset Purchase Agreement

Schedule 6.5

Employees

Disclosure required as per Asset Purchase Agreement

9

Schedule 7.2.6

Closing Consents

Disclosure required as per Asset Purchase Agreement

Schedule 8.4.2

Joint Notice

Disclosure required as per Asset Purchase Agreement

10